As confidentially submitted to the Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on January 9, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HealthLynked Corp.

(Exact Name of Registrant as specified in its charter)

Nevada	7373	47-1634127
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1726 Medical Blvd Suite 101

Naples, Florida 34110

Tel: 239-513-1992

Facsimile: (239-513-9022)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael Dent, MD

Chief Executive Officer

1726 Medical Blvd Suite 101

Naples, Florida 34110

Tel: 239-513-1992

Facsimile: (239-513-9022)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Gregory Sichenzia, Esq.

Avital Even-Shoshan, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Telephone: (212) 930-9700

Facsimile: (212) 930-9725

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	46,616,140	$0.20	$9,323,228

(1)	Consists of (i) 8,087,500 shares of common stock issued to certain selling security holders pursuant to the Units Offering, as defined herein, (ii) 3,100,000 shares of common stock issued to a certain selling security holder under the exchange agreement dated September 4, 2014, (iii) 21,000,000 shares of common stock issuable to a certain selling security holder under the Investment Agreement, as defined herein, (iv) 7,375,000 shares of common stock issuable to a certain selling security holder upon the conversion of convertible promissory notes, (v) 2,953,640 shares issued to a certain selling security holder upon the previous conversion of Series A Convertible Preferred Stock, and (vi) 4,100,000 issued to certain selling security holders as consideration for services provided.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The filing fee is not being submitted with this confidential submission as a result of guidance provided by the Securities and Exchange Commission on the Jumpstart Our Business Startups Act of 2012.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO SECTION 106(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT OF 2012 ON JANUARY 9, 2017. THIS DRAFT REGISTRATION STATEMENT HAS NOT BEEN PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND ALL INFORMATION HEREIN REMAINS STRICTLY CONFIDENTIAL.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2017

PRELIMINARY PROSPECTUS

46,616,140 Shares

HEALTHLYNKED CORP.

Common Stock

This prospectus relates to the sale by the selling security holders identified in this prospectus of up to 46,616,140 shares of our common stock. All of these shares of our common stock are being offered for resale by the selling security holders. These shares include (i) 8,087,500 shares of common stock issued to certain selling security holders pursuant to the Units Offering, as defined herein, (ii) 3,100,000 shares of common stock issued to a certain selling security holder under the exchange agreement dated September 4, 2014, (iii) 21,000,000 shares of common stock issuable to a certain selling security holder under the Investment Agreement, as defined herein, (iv) 7,375,000 shares of common stock issuable to a certain selling security holder upon the conversion of convertible promissory notes issued in connection with the Investment Agreement, (v) 2,953,640 shares issued to our Chief Executive Officer as compensation for services provided, (vi) 2,100,000 shares issued to an entity affiliated with our Chief Financial Officer as consideration for services provided and (vii) 2,000,000 shares issued to a consultant for services provided.

The selling security holders may sell some or all of their shares at a fixed price of $0.20 per share until our shares are quoted on the OTCQX or OTCQB for anticipated aggregate net proceeds of approximately $9,323,228 and thereafter at prevailing market prices or privately negotiated prices. The offering price bears no relationship to our assets, book value, earnings or any other customary investment criteria. We will not receive any proceeds from the sale of these shares by the selling security holders. We will bear all costs relating to the registration of these shares of our common stock.

Our common stock is not currently listed for trading on any exchange. It is our intention to seek quotation on the OTCQX or OTCQB but an application to trade our common stock has not been filed by a market maker on our behalf as of the date of this prospectus. There can be no assurances that our common stock will be approved for trading on the OTCQX Marketplace, OTCQB or any other trading exchange.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 9, 2017

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context provides otherwise, the terms “HealthLynked,”, “HLKD” “the Company,” “we,” “us,” and “our” refer to HealthLynked Corp.

HealthLynked is a Nevada corporation formed in August 2014. We are the provider of a cloud-based service, the HealthLynked Network, which is a fully integrated web site that that enables patients and their providers to record, archive and access patients’ medical information, book real time and future appointments via the internet and physician encounters via telemedicine. We currently anticipate launching the network in the first half of 2017 under the domain name “www.HealthLynked.com”.

At www.HealthLynked.com, patients will be able to complete a detailed personal medical history, including current medications, past surgical history, allergies and family medical history. Patients and their treating physicians will also be able to update the information as needed to provide an up to date and complete medical record. The HealthLynked Network will be accessible 24 hours a day, seven days a week on web browsers and on a mobile phone application. We believe that the HealthLynked Network will provide numerous benefits for patients, medical providers, hospitals, emergency rooms and schools. Further, we believe that wait times in physicians' offices will be shortened by avoiding the need for repetitive paperwork thereby reducing intake times and allowing physicians to see more patients and have more accurate patient information.

Patient data will be stored in conformity with the Health Insurance Portability and Accountability Act of 1996, or “HIPAA”. The network will utilize Amazon AWS infrastructure which will use Amazon “HIPPA” Complaint Servers along with Amazon RDS with LAMP, HTML5 and several JavaScript framework, including Angular and React. Recommendations for end users are 512 kbps+ internet connection speed and a web browser such as Google Chrome, Internet Explorer, Mozilla Firefox, Safari or handheld devices such as iOS devices, android phones or tablets. Our developers may utilize third party controls for functionality or user interface where the use of those controls adds value to the system beyond custom creation of new tools. We intend to adjust forward compatibility for major browser version updates, new browsers, operating system updates or new operating system as needed. The HealthLynked Network will be electronic medical record (“EMR”) agnostic and will be compatible with all electronic medical records systems, allowing for minimal barriers to participation and broader penetration of the market.

In September 2014, we acquired the Naples Women's Center (“NWC”) an OB/GYN practice in Naples, Florida that was formed in 1996. Through NWC, we offer various services including Obstetrical services for high and low risk patients, in office ultrasonography, and prenatal testing. We also provide gynecological services that include general physical exams, surgical procedures such as hysterectomy, bladder incontinence procedures, pelvic reconstruction, sterilization, endometrial ablation, advanced robotic surgery, contraceptive management and infertility testing and treatment. We believe that this acquisition provides a foundation for ongoing development of the HealthLynked Network by allowing us to register NWC’s approximately 6,000 active patients and to utilize the expertise of our employed physicians to help in the design and strategy for deployment of the HealthLynked Network. It is anticipated that in the future, we may acquire other medical practices as we see fit to further develop, test and deploy the HealthLynked Network into new strategic regional areas throughout the country.

Exchange Agreement

We acquired NWC in September 2014 through an exchange agreement with Dr. Michael Dent, Dr. Carolyn Monaco and NWC pursuant to which we issued to Dr. Dent and Dr. Monaco an aggregate of 50,000,000 shares of our common stock in exchange for all of their membership interests in NWC. Following this transaction, NWC became our wholly owned subsidiary. We issued Dr. Dent 46,900,000 shares of common stock in exchange for his 67.3% ownership interest in NWC and Dr. Monaco 3,100,000 shares of common stock in exchange for her 32.7% ownership interest in NWC. Dr. Dent had served as the principal executive of NWC since its formation and retired from this position in 2016.

Private Placement Financing

From September 2014 From August 2014 to June 2016, we entered into a series of substantially similar subscription agreements (the “Units Offering”) with certain accredited investors providing for the issuance and sale by the Company, in private placements, of an aggregate of 8,087,500 shares of common stock, for an aggregate purchase price of $470,000, of which 5,900,000 shares were sold at $0.05 per share between September 2014 and June 2016 and 2,187,500 shares were sold at $0.08 per share between June and July 2016. In July 2016, we also issued to certain investors five-year warrants to purchase up to 2,187,500 shares of common stock at an exercise price of $0.10 per share.

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2016 Equity Financing and Sale of Convertible Notes

In July 2016, we entered into an investment agreement (the “Investment Agreement”) pursuant to which Iconic Holdings LLC, an accredited investor, agreed to invest up to $3,000,000 to purchase the Company’s common stock. The purchase price for such shares shall be 80% of the lowest volume weighted average price of our common stock during the five consecutive trading days prior to the date on which written notice is sent by us to the investor stating the number of shares that the Company is selling to the investor (the “Put Right”), subject to certain discounts and adjustments. Further, for each $50,000 that the investor tenders to the Company for the purchase of shares of common stock, the investor will be granted warrants for the purchase of an equivalent number of shares of common stock. The warrants shall expire five years from their respective grant date and shall have an exercise price equal to 130% of the weighted average purchase price for the respective “$50,000 increment.” The warrants also have a “cashless” or “net exercise” provision.

Pursuant to the Investment Agreement, the Company also entered into a registration rights agreement with the investor whereby it agreed to register for resale 21,000,000 shares of the Company’s common stock issuable pursuant to the terms of the Investment Agreement.

Also in July 2016, we issued the investor a 6% fixed convertible secured promissory note due April 11, 2017 in the principal amount of $550,000 (the “Secured Note”). At any time and from time to time, the holder of the note may convert, in whole or in part, the outstanding and unpaid principal amount under the Note into shares of the Company’s common stock at a conversion price of $0.08 per share. In addition, we also issued a 10% fixed convertible commitment fee promissory note due July 11, 2017 in the principal amount of $50,000 (the “Fee Note” and collectively with the Secured Note, the “Convertible Notes”). The holder of the Fee Note also has the right to, at the holder's sole option, at any time and from time to time, to convert in whole or in part the outstanding and unpaid principal amount under the Fee Note into shares of the Company’s common stock at a conversion price of $0.10 per share. The Convertible Notes have a 9.99% beneficial ownership limitation.

In July 2016 we also issued to the investor a warrant to purchase up to 6,111,111 shares of our common stock, at an exercise price of $0.09 per share. The warrants shall expire in five years from the date of issuance and shall have a “cashless” exercise provision. The warrant has a 4.99% beneficial ownership limitation which may be adjusted at the holder’s request to a 9.99% beneficial ownership limitation upon 61 days’ notice.

Shares Issued Upon Conversion of Series A Convertible Preferred Stock

In September 2014 we issued Dr. Dent 2,953,640 shares of our Series A Preferred Stock as payment for $147,692.40 in deferred compensation for services provided to NWC during the fiscal year ended December 31, 2013. He converted the Series A Preferred Stock into 2,953,640 shares of common stock on July 30, 2016.

Shares Issued for Services

In January 2015, we issued 1,200,000 shares of common stock to our Chief Financial Officer for services rendered in 2014. The shares of common stock were valued at $60,000, or $0.05 per share based on concurrent sales of Company common stock to third parties at that price.

In June 2016, we issued 900,000 shares of common stock to our Chief Financial Officer for services rendered in 2015. The shares of common stock were valued at $45,000, or $0.05 per share based on concurrent sales of Company common stock to third parties at that price.

In November 2015, we issued 1,000,000 common shares of common stock to Delaney Equity Group, LLC based upon our contractual agreement to do so as compensation for providing advisory consulting and banking services relating to financing activities.

In July 2016 we issued an additional 1,000,000 shares to Delaney Equity Group, LLC pursuant to our contractual agreement to do so. We also issued Delaney five year warrants to purchase 277,778 shares of commons stock at an exercise price of $0.09, in exchange for services provided.

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The Offering

Common stock offered by selling security holders	46,616,140 shares of our common stock. These shares include (i) 8,087,500 shares of common stock issued to certain selling security holders pursuant to the Units Offering, as defined herein, (ii) 3,100,000 shares of common stock issued to a certain selling security holder under the exchange agreement dated September 4, 2014, (iii) 21,000,000 shares of common stock issuable to a certain selling security holder under the Investment Agreement, as defined herein, (iv) 7,375,000 shares of common stock issuable to a certain selling security holder upon the conversion of convertible promissory notes issued in connection with the Investment Agreement, (v) 2,953,640 shares issued to our Chief Executive Officer as compensation for services provided, (vi) 2,100,000 shares issued to an entity affiliated with our Chief Financial Officer as consideration for services provided and (vii) 2,000,000 shares issued to a consultant for services provided.

Offering price	$0.20 per share until a market develops and thereafter at market prices or privately negotiated prices.
Common stock outstanding before the offering	65,753,640 shares (1)
Common stock outstanding after the offering	94,128,640 shares (2)

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling security holders. We intend to use funds obtain from our exercise of the Put Right for general working capital.

Market for the common stock

There is currently no market for our securities. Our common stock is not currently listed for trading on any exchange. It is our intention to seek quotation on the OTCQX or OTCQB but an application to trade our common stock has not been filed by a market maker on our behalf as of the date of this prospectus. There can be no assurance that our common stock will be approved for trading on the OTCQX or OTCQB, or any other trading exchange.

There is no assurance that a trading market will develop, or, if developed, that it will be sustained. Therefore, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 5 of this prospectus before deciding whether or not to invest in our common stock.

(1)	Represents the number of shares of our common stock outstanding as of January 6, 2017. Excludes (i) all shares issuable under the Investment Agreement, (ii) 7,375,000 shares of common stock issuable upon conversion of the Convertible Notes, (iii) 1,600,000 shares of common stock issuable upon exercise of outstanding options and (iv) 10,576,389 shares of common stock issuable upon exercise of outstanding warrants.
(2)	Includes (i) 65,753,640 shares of common stock, (ii) 21,000,000 shares of common stock issuable under the Investment Agreement and (iii) 7,375,000 shares of common stock issuable upon conversion of the Convertible Notes. Excludes (i) 1,600,000 shares of common stock issuable upon exercise of outstanding options and (ii) 10,576,389 shares of common stock issuable upon exercise of outstanding warrants.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

●	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

●	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

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●	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;

●	provide certain disclosure regarding executive compensation required of larger public companies; or

●	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

●	when we have $1.0 billion or more in annual revenues;

●	when we have at least $700 million in market value of our common stock held by non-affiliates;

●	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

●	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), which will allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Business Address and Telephone Number

Our address is 1726 Medical Blvd Suite 101, Naples, Florida 34110 and our telephone number is: 800-938-7144.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement except where applicable law requires us to update these statements. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information.

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RISK FACTORS

FINANCIAL AND GENERAL BUSINESS RISKS

Our subsidiary the Naples Women’s Center, currently our only source of income, has achieved profitability and incurred losses in the past and may not be able to achieve profitability in the future.

Even though our subsidiary the Naples Women’s Center (“NWC”) was established in 1996, it is subject to many of the risks inherent in the practice of medicine. We cannot give any assurance that NWC’s operations will continue as currently intended and no assurance can be given that we can continue to receive reimbursement from third party payers. Further, changes in Healthcare regulations in the coming years may negatively impact our operations. NWC realized segment income from operations for the year ended December 31, 2015, but incurred segment losses in the year ended December 31, 2014 and nine months ended September 30, 2016. We expect to hire approximately five additional new physicians over the next two to five years, which will result in increased costs and expenses, which may result in future operating losses.

We may never be able to implement our proposed online personal medical information and archiving system and as such, an investment in us at this stage of our business is extremely risky.

The HealthLynked Network is in the developmental stages and we currently anticipate launching the network sometime during the first six months of 2017. However, we cannot guarantee how long it will take us to develop our technology. In addition, we cannot predict whether physicians and patients will adopt our technology, or even if they do, the timing of such adoption. Further, it is possible that other competitors will greater resources could enter the market and make it more difficult for us to attract or keep customers. Consequently, at this phase of our development, our future is speculative and depends on the proper execution of our business model.

No assurance can be given that we will be able to timely repay the amounts due on the Convertible Notes.

At the present time, no assurance can be given that we will earn sufficient revenues or secure the necessary financing, if needed, to timely pay the amounts owed under the Convertible Notes. The Secured Note is secured by substantially all of our assets, including, but not limited to, receivables of NWC, machinery, equipment, contracts rights, and letters of credits. If we fail to timely repay the amounts owed under the Secured Note, a default may allow the lender under the relevant instruments to accelerate the related debt and to exercise their remedies under these agreements, which will typically include the right to declare the principal amount of that debt, together with accrued and unpaid interest and other related amounts, immediately due and payable, to exercise any remedies the lender may have to foreclose on assets that are subject to liens securing that debt. As of December 31, 2016, $566,003 in principal and interest was outstanding under the Secured Note and $54,425 in principal and interest was outstanding under the Fee Note. We expect to repay the Convertible Notes from outside funding sources, including but not limited to amounts available upon the exercise of the Put Right granted to us under the Investment Agreement, sales of our equity, loans from related parties and others, or to satisfy the Convertible Notes through the issuance of shares upon conversion pursuant to the terms of the Convertible Notes. No assurances can be given that we will be able to access sufficient outside capital in a timely fashion in order to repay the Convertible Notes before they mature. In order to access cash available under the Investment Agreement or satisfy the Convertible Notes through the issuance of shares upon conversion, our common stock must be listed on a recognized stock exchange or market and the shares underlying the arrangement must be subject to an effective registration statement. If we are unable to meet these requirements, we will not have access to funds under this arrangement.

We have substantial future capital needs and our ability to continue as a going concern depends upon our ability to raise additional capital and achieve profitable operations.

We currently anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital requirements through the first quarter of 2017. However, we anticipate that we will need an additional $750,000 in the second, third and fourth quarters of 2017 to properly execute our business plan. We may also need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, hire employees, respond to competitive pressures, acquire technologies or respond to unanticipated requirements. There can be no assurance that additional financing will be available when needed on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and operating results. Further, we may seek to raise additional funds through the issuance of equity securities, in which case, the percentage ownership of our shareholders will be reduced and holders may experience additional dilution in net book value per share.

Our future success depends on our ability to execute our business plan by fully developing our online medical records platform and recruiting physicians and patients to adopt and use the system. However, there is no guarantee that we will be able to successfully implement our business plan.

Our operations to date have been limited to the medical services provided by the NWC. The online medical records platform we seek to provide through the HealthLynked Network is in the early stages of development and as such, we have not yet demonstrated our ability to successfully develop or market this platform. As of the date of this prospectus, we have not entered into any agreements with third party doctors or patients to use our system for their medical records and there is no assurance that we will be able to enter into such agreements in the future.

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We may not be able to effectively control and manage our growth.

Our strategy envisions a period of potentially rapid growth. We currently maintain a small in house programming, IT, administrative and sales personnel. The capacity to service the online medical records platform and our expected growth may impose a significant burden on our future planned administrative and operational resources. The growth of our business may require significant investments of capital and increased demands on our management, workforce and facilities. We will be required to substantially expand our administrative and operational resources and attract, train, manage and retain qualified employees, management and other personnel. Failure to do so, or to satisfy such increased demands would interrupt or have a material adverse effect on our business and results of operations.

The departure or loss of Dr. Michael Dent could disrupt our business.

We depend heavily on the continued efforts of Dr. Michael Dent, Chief Executive Officer and Chairman of the Board. Dr. Dent is essential to our strategic vision and day-to-day operations and would be difficult to replace. While we have entered into a four-year written employment contract with Dr. Dent effective July 1, 2016, we cannot be certain that Dr. Dent will continue with us for any particular period of time. The departure or loss of Dr. Dent, or the inability to hire and retain a qualified replacement, could negatively impact our ability to manage our business.

George O’Leary may devote only a portion of his business time to us, which could materially and adversely affect us and our business.

Mr. O’Leary, our Chief Financial Officer, has entered into a two-year consultancy agreement with us effective July 1, 2016. However, under the terms of such agreement, he is not required to work exclusively for us and does not devote all of his time to our operations. Presently, Mr. O’Leary allocates only a portion of his time to the operation of our business. As Mr. O’Leary is currently providing consulting services elsewhere in addition to serving as our Chief Financial Officer, he is able to commit to us only up to twenty-five hours a week but is not obligated to devote any particular amount of time to our business or affairs.

The healthcare industry is highly regulated, and government authorities may determine that we have failed to comply with applicable laws, rules or regulations.

The healthcare industry, healthcare information technology, the online medical records platform services that we provide and the physicians’ medical practices we engage in through NWC are subject to extensive and complex federal, state and local laws, rules and regulations, compliance with which imposes substantial costs on us. Of particular importance are the provisions summarized as follows:

●	federal laws (including the federal False Claims Act) that prohibit entities and individuals from knowingly or recklessly making claims to Medicaid, Medicare and other government-funded programs that contain false or fraudulent information or from improperly retaining known overpayments;

●	a provision of the Social Security Act, commonly referred to as the “anti-kickback” statute, that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral or recommendation of patients for items and services covered, in whole or in part, by federal healthcare programs, such as Medicaid and Medicare;

●	a provision of the Social Security Act, commonly referred to as the Stark Law, that, subject to limited exceptions, applies when physicians refer Medicare patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including a compensation arrangement) with the entity;

●	similar state law provisions pertaining to anti-kickback, fee splitting, self-referral and false claims issues, which typically are not limited to relationships involving government-funded programs;

●	provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) that prohibit knowingly and willfully executing a scheme or artifice to defraud a healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	state laws that prohibit general business corporations from practicing medicine, controlling physicians’ medical decisions or engaging in certain practices, such as splitting fees with physicians;

●	federal and state healthcare programs may deny our application to become a participating provider that could in turn cause us to not be able to treat those patients or prohibit us from billing for the treatment services provided to such patients;

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●	federal and state laws that prohibit providers from billing and receiving payment from Medicaid or Medicare for services unless the services are medically necessary, adequately and accurately documented and billed using codes that accurately reflect the type and level of services rendered;

●	federal and state laws pertaining to the provision of services by non-physician practitioners, such as advanced nurse practitioners, physician assistants and other clinical professionals, physician supervision of such services and reimbursement requirements that may be dependent on the manner in which the services are provided and documented; and

●	federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs, inappropriately reducing hospital care lengths of stay for such patients, or employing individuals who are excluded from participation in federally funded healthcare programs.

In addition, we believe that our business, including the business conducted through NWC, will continue to be subject to increasing regulation, the scope and effect of which we cannot predict.

We may in the future become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws, rules and regulations may be challenged. For example, regulatory authorities or other parties may assert that our arrangements with the physicians using the HealthLynked Network constitute fee splitting and seek to invalidate these arrangements, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our common stock. Regulatory authorities or other parties also could assert that our relationships violate the anti-kickback, fee splitting or self-referral laws and regulations. Such investigations, proceedings and challenges could result in substantial defense costs to us and a diversion of management’s time and attention. In addition, violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored healthcare programs, and forfeiture of amounts collected in violation of such laws and regulations, any of which could have a material adverse effect on our overall business, financial condition, results of operations, cash flows and the trading price of our common stock.

Federal and state laws that protect the privacy and security of protected health information may increase our costs and limit our ability to collect and use that information and subject us to penalties if we are unable to fully comply with such laws.

Numerous federal and state laws and regulations govern the collection, dissemination, use, security and confidentiality of individually identifiable health information. These laws include:

●	Provisions of HIPAA that limit how healthcare providers may use and disclose individually identifiable health information, provide certain rights to individuals with respect to that information and impose certain security requirements;

●	The Health Information Technology for Economic and Clinical Health Act (“HITECH”), which strengthens and expands the HIPAA Privacy Standards and Security Standards and imposes data breach notification obligations;

●	Other federal and state laws restricting the use and protecting the privacy and security of protected health information, many of which are not preempted by HIPAA;

●	Federal and state consumer protection laws; and

●	Federal and state laws regulating the conduct of research with human subjects.

Through the HealthLynked Network, we collect and maintain protected health information in paper and electronic format. New protected health information standards, whether implemented pursuant to HIPAA, HITECH, congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare-related data and communicate with third parties, and compliance with these standards could impose significant costs on us, or limit our ability to offer certain services, thereby negatively impacting the business opportunities available to us.

In addition, if we do not comply with existing or new laws and regulations related to protected health information, we could be subject to remedies that include monetary fines, civil or administrative penalties, civil damage awards or criminal sanctions.

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RISKS RELATED TO THE HEALTHLYNKED NETWORK

The market for Internet-based personal medical information and record archiving systems may not develop substantially further or develop more slowly than we expect, harming the growth of our business.

It is uncertain whether personal medical information and record archiving systems will achieve and sustain the high levels of demand and market acceptance we anticipate. Further, even though we expect NWC patients and physicians to use the HealthLynked Network, our success will depend, to a substantial extent, on the willingness of unaffiliated patients, physicians and hospitals to use our services. Some patients, physicians and hospitals may be reluctant or unwilling to use our services, because they may have concerns regarding the risks associated with the security and reliability, among other things, of the technology model associated with these services. If our target users do not believe our systems are secure and reliable, then the market for these services may not expand as much or develop as quickly as we expect, either of which would significantly adversely affect our business, financial condition, or operating results.

If we do not continue to innovate and provide services that are useful to our target users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on our ability to keep pace with technological developments, satisfy increasingly sophisticated client requirements, and obtain market acceptance. Our competitors are constantly developing products and services that may become more efficient or appealing to our clients and users. As a result, we will be required to invest significant resources in research and development in order to enhance our existing services and introduce new high-quality services that clients and users will want, while offering these services at competitive prices.

If we are unable to predict user preferences or industry changes, or if we are unable to modify our services on a timely or cost-effective basis, we may lose clients and target users. Our operating results would also suffer if our innovations are not responsive to the needs of our clients and users, are not appropriately timed with market opportunity, or are not effectively brought to market. As technology continues to develop, our competitors may be able to offer results that are, or that are perceived to be, substantially similar to or better than those generated by our services. This may force us to compete on additional service attributes and to expend significant resources in order to remain competitive.

Failure to manage our rapid growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy.

To manage our anticipated future growth effectively, we will need to enhance our information technology infrastructure and financial and accounting systems and controls, as well as manage expanded operations in geographically distributed locations. We also must engage and retain a significant number of qualified professional services personnel, software engineers, technical personnel, and management personnel. Failure to manage our rapid growth effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems, or controls; give rise to operational mistakes, losses, or loss of productivity or business opportunities; reduce client or user satisfaction; limit our ability to respond to competitive pressures; and could also result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and may divert financial resources and management attention from other projects, such as the development of new or enhanced services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy

We may be unable to adequately protect, and we may incur significant costs in enforcing, our intellectual property and other proprietary rights.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights. We expect to rely upon a combination of copyright, trademark, trade secret, and unfair competition laws, as well as license and access agreements and other contractual provisions, to protect these rights.

Our attempts to protect our intellectual property through copyright, patent, and trademark registration may be challenged by others or invalidated through administrative process or litigation. While we intend to submit patent applications covering our integrated technology during 2017, the scope of issued patents, if any, may be insufficient to prevent competitors from providing products and services similar to ours, our patents may be successfully challenged, and we may not be able to obtain additional meaningful patent protection in the future. There can be no assurance that our patent registration efforts will be successful.

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Our expected agreements with clients, users, vendors and strategic partners will limit their use of, and allow us to retain our rights in, our intellectual property and proprietary information. Further, we anticipate that these agreements will grant us ownership of intellectual property created in the performance of those agreements to the extent that it relates to the provision of our services. In addition, we require certain of our employees and consultants to enter into confidentiality, non-competition, and assignment of inventions agreements. We also require certain of our vendors and strategic partners to agree to contract provisions regarding confidentiality and non-competition. However, no assurance can be given that these agreements will not be breached, and we may not have adequate remedies for any such breach. Further, no assurance can be given that these agreements will be effective in preventing the unauthorized access to, or use of, our proprietary information or the reverse engineering of our technology. Agreement terms that address non-competition are difficult to enforce in many jurisdictions and may not be enforceable in any particular case. In any event, these agreements do not prevent our competitors from independently developing technology or authoring clinical information that is substantially equivalent or superior to our technology or the information we distribute.

To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results, or financial condition.

In addition, our platforms incorporate “open source” software components that are licensed to us under various public domain licenses. While we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. For example, some open source licenses require that those using the associated code disclose modifications made to that code and such modifications be licensed to third parties at no cost. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code. However, there can be no assurance that such efforts will be successful, and such use could inadvertently occur.

We may be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may receive in the future communications from third parties claiming that we, our technology, or components thereof, infringe on the intellectual property rights of others. We may not be able to withstand such third-party claims against our technology, and we could lose the right to use third-party technologies that are the subject of such claims. Any intellectual property claims, whether with or without merit, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, and require us to pay monetary damages or enter into royalty or licensing agreements. Although we intend that many of our third-party service providers will be obligated to indemnify us if their products infringe the rights of others, such indemnification may not be effective or adequate to protect us or the indemnifying party may be unable to uphold its contractual obligations.

Moreover, any settlement or adverse judgment resulting from such a claim could require us to pay substantial amounts of money or obtain a license to continue to use the technology or information that is the subject of the claim, or otherwise restrict or prohibit our use of the technology or information. There can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all, from third parties asserting an infringement claim; that we would be able to develop alternative technology on a timely basis, if at all; that we would be able to obtain a license to use a suitable alternative technology or information to permit us to continue offering, and our clients to continue using, our affected services; or that we would not need to change our product and design plans, which could require us to redesign affected products or services or delay new offerings. Accordingly, an adverse determination could prevent us from implementing our strategy or offering our services and products, as currently contemplated.

We may not be able to properly safeguard the information on the HealthLynked Network.

Information security risks have generally increased in recent years because of new technologies and the increased activities of perpetrators of cyber-attacks resulting in the theft of protected health, business or financial information. A failure in, or a breach of our information systems as a result of cyber attacks could disrupt our business, result in the release or misuse of confidential or proprietary information, damage our reputation, and increase our administrative expenses. Although we plan to have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities. Any of these disruptions or breaches of security could have a material adverse effect on our business, financial condition and results of operations.

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Our employees may not take all appropriate measures to secure and protect confidential information in their possession.

Each of our employees is advised that they are responsible for the security of the information in our systems and to ensure that private information is kept confidential. Should an employee not follow appropriate security measures, including those that have been put in place to prevent cyber threats or attacks, the improper release of protected health information could result. The release of such information could have a material adverse effect our reputation and our business, financial condition, results of operations and cash flows.

RISKS RELATED TO THE PROVISION OF MEDICAL SERVICES BY NWC

Continuing unfavorable economic conditions could have an adverse effect on our business.

Although economic conditions in the United States have gradually improved, the number of unemployed and under-employed workers remains significant and economic growth has been slow. The percentage of our patient services provided through NWC that are being reimbursed under government-sponsored healthcare programs could increase if economic conditions do not improve or if they deteriorate and possibly lower patient volumes. These conditions could also lead to additional increases in the number of unemployed and under-employed workers and a decline in the number of private employers that offer healthcare insurance coverage to their employees. Employers that do offer healthcare coverage may increase the required contributions from employees to pay for their coverage and increase patient responsibility amounts. As a consequence, the number of patients who participate in government-sponsored programs or are uninsured could increase. In addition, due to the rising costs of managed care premiums and patient responsibility amounts, coupled with the current economic environment, NWC may experience increased bad debt due to patients’ inability to pay for certain services. Further, it is too early to determine whether the Affordable Care Act will increase or decrease the number of our patients with private healthcare insurance, obtained either through employers or the recently established insurance exchanges. Payments received from government-sponsored programs are substantially less than payments received from private healthcare insurance programs (managed care and other third-party payors). In addition, payments under the recently established health care exchanges may be less than payments from private healthcare insurance programs. A payor mix shift from private healthcare insurance programs to government payors may result in an increase in NWC’s estimated provision for contractual adjustments and uncollectible amounts and a corresponding decrease in our net patient service revenue. Further increases in the government component of our payor mix at the expense of other third-party payors could result in a significant reduction in our average reimbursement rates.

Any state budgetary constraints could have an adverse effect on our reimbursement from Medicaid programs.

As a result of slow economic growth and volatile economic conditions, many states are continuing to collect less revenue than they did in prior years and as a consequence are facing budget shortfalls and underfunded pension and other obligations. Although the shortfalls for the more recent budgetary years have declined, they are still significant by historical standards. The financial condition in Florida or other states in which we may in the future could lead to reduced or delayed funding for Medicaid programs and, in turn, reduced or delayed reimbursement for physician services, which could adversely affect our results of operations, cash flows and financial condition.

The Affordable Care Act may have a significant effect on our business.

The Affordable Care Act contains a number of provisions that could affect us over the next several years. These provisions include the establishment of health insurance exchanges to facilitate the purchase of qualified health plans, expanding Medicaid eligibility, subsidizing insurance premiums and creating requirements and incentives for businesses to provide healthcare benefits. Other provisions contain changes to healthcare fraud and abuse laws and expand the scope of the FCA.

The Affordable Care Act contains numerous other measures that could affect us. For example, payment modifiers are being developed that will differentiate payments to physicians under federal healthcare programs based on quality and cost of care. In addition, other provisions authorize voluntary demonstration projects relating to the bundling of payments for episodes of hospital care and the sharing of cost savings achieved under the Medicare program.

The Centers for Medicare and Medicaid Services (“CMS”) issued a final rule under the Affordable Care Act that is intended to allow physicians, hospitals and other health care providers to coordinate care for Medicare beneficiaries through Accountable Care Organizations (“ACOs”). ACOs are entities consisting of healthcare providers and suppliers organized to deliver services to Medicare beneficiaries and eligible to receive a share of any cost savings the entity can achieve by delivering services to those beneficiaries at a cost below a set baseline and based upon established quality of care standards. We will continue to evaluate the impact of the ACO regulations on our business and operations.

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Many of the Affordable Care Act’s most significant reforms, such as the establishment of state-based and federally facilitated insurance exchanges that provide a marketplace for eligible individuals and small employers to purchase health care insurance, became effective relatively recently. On October 1, 2013, individuals began enrolling in health care insurance plans offered under these state-based and federally-facilitated insurance exchanges, notwithstanding significant technical issues in accessing and enrolling in the federal online exchange. Such issues may have delayed or reduced the purchase of health care insurance by uninsured persons. In order to be covered on the effective date of January 1, 2014 individuals were required to enroll and pay their first premium by December 24, 2013, however, extensions have been, and may continue to be granted on a case by case basis depending on specific circumstances. Uninsured persons who do not enroll in health care insurance plans by March 31, 2014 will be required to pay a penalty to the Internal Revenue Service, unless a hardship exception applies. The patient responsibility costs related to health care plans obtained through the insurance exchanges may be high, and we may experience increased bad debt due to NWC’s patients’ inability to pay for certain services.

The Affordable Care Act also allows states to expand their Medicaid programs through an increase in the Medicaid eligibility income limit from a state’s current eligibility levels to 133% of the federal poverty level. It remains unclear to what extent states will expand their Medicaid programs by raising the income limit to 133% of the federal poverty level. As a result of these and other uncertainties, we cannot predict whether there will be more uninsured patients in 2014 than anticipated when the Affordable Care Act was enacted.

The Affordable Care Act also remains subject to continuing legislative scrutiny, including efforts by Congress to amend or repeal a number of its provisions as well as administrative actions delaying the effectiveness of key provisions. As a result, we cannot predict with any assurance the ultimate effect of the Affordable Care Act on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government-funded programs or private insurers may limit, reduce or make retroactive adjustments to reimbursement amounts or rates.

A portion of the net patient service revenue derived from services rendered through NWC is from payments made by Medicare and Medicaid and other government-sponsored or funded healthcare programs (the “GHC Programs”). These government-funded programs, as well as private insurers, have taken and may continue to take steps, including a movement toward increased use of managed care organizations, value-based purchasing, and new patient care models to control the cost, eligibility for, use and delivery of healthcare services as a result of budgetary constraints and cost containment pressures due to unfavorable economic conditions, rising healthcare costs and for other reasons. These government-funded programs and private insurers may attempt other measures to control costs, including bundling of services and denial of, or reduction in, reimbursement for certain services and treatments. As a result, payments from government programs or private payors may decrease significantly. Also, any adjustment in Medicare reimbursement rates may have a detrimental impact on our reimbursement rates not only for Medicare patients, but also because Medicaid and other third-party payors often base their reimbursement rates on a percentage of Medicare rates. Our business may also be materially affected by limitations on, or reductions in, reimbursement amounts or rates or elimination of coverage for certain individuals or treatments. Moreover, because government-funded programs generally provide for reimbursements on a fee-schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount we charge for services rendered by NWC’s physicians. To the extent our costs increase, we may not be able to recover our increased costs from these programs, and cost containment measures and market changes in non-government-funded insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, these increased costs. In addition, funds we receive from third-party payors are subject to audit with respect to the proper billing for physician and ancillary services and, accordingly, our revenue from these programs may be adjusted retroactively. Any retroactive adjustments to our reimbursement amounts could have a material effect on our financial condition, results of operations, cash flows and the trading price of our common stock.

We may become subject to billing investigations by federal and state government authorities.

Federal and state laws, rules and regulations impose substantial penalties, including criminal and civil fines, exclusion from participation in government healthcare programs and imprisonment, on entities or individuals (including any individual corporate officers or physicians deemed responsible) that fraudulently or wrongfully bill government-funded programs or other third-party payors for healthcare services. CMS issued a final rule requiring states to implement a Medicaid Recovery Audit Contractor (“RAC”) program effective January 1, 2012. States are required to contract with one or more eligible Medicaid RACs to review Medicaid claims for any overpayments or underpayments, and to recoup overpayments from providers on behalf of the state. In addition, federal laws, along with a growing number of state laws, allow a private person to bring a civil action in the name of the government for false billing violations. We believe that audits, inquiries and investigations from government agencies will occur from time to time in the ordinary course of NWC’s operations, which could result in substantial defense costs to us and a diversion of management’s time and attention. We cannot predict whether any future audits, inquiries or investigations, or the public disclosure of such matters, would have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our common stock.

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We may not appropriately record or document the services provided by our physicians.

We must appropriately record and document the services our doctors provide to seek reimbursement for their services from third-party payors. If our physicians do not appropriately document, or where applicable, code for their services, we could be subjected to administrative, regulatory, civil, or criminal investigations or sanctions and our business, financial condition, results of operations and cash flows could be adversely affected.

We may not be able to successfully recruit and retain qualified physicians.

As part of our business plan, we may acquire other medical practices as we see fit to further develop, test and deploy the HealthLynked Network into new strategic regional areas throughout the country. We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and health systems and other practice groups, for the services of qualified doctors. We may not be able to continue to recruit new physicians or renew contracts with existing physicians on acceptable terms. If we do not do so, our ability to service execute our business plan may be adversely affected. Our founder, Dr. Michael Dent, retired in 2016 from seeing patients. We are in the process of replacing him with an experienced physician who is qualified to perform surgeries. If we are unable to replace Dr. Dent, or to find a physician who can perform the same types of procedures, including surgeries, it could have a material adverse effect on the operations of NWC.

A significant number of NWC physicians could leave our practice and we may be unable to enforce the non-competition covenants of departed employees.

We have entered into employment agreements with the current NWC physicians. Certain of our employment agreements can be terminated without cause by any party upon prior written notice. In addition, substantially all of our physicians have agreed not to compete with us within a specified geographic area for a certain period after termination of employment. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Although we believe that the non-competition and other restrictive covenants applicable to our affiliated physicians are reasonable in scope and duration and therefore enforceable under applicable state law, courts and arbitrators in some states are reluctant to strictly enforce non-compete agreements and restrictive covenants against physicians. Our physicians may leave our practices for a variety of reasons, including providing services for other types of healthcare providers, such as teaching, research and government institutions, hospitals and health systems and other practice groups. If a substantial number of our physicians leave our practices or we are unable to enforce the non-competition covenants in the employment agreements, our business, financial condition, results of operations and cash flows could be materially, and adversely affected. We cannot predict whether a court or arbitration panel would enforce these covenants in any particular case.

We may be subject to medical malpractice and other lawsuits not covered by insurance.

Our business entails an inherent risk of claims of medical malpractice against our affiliated physicians and us. We may also be subject to other lawsuits which may involve large claims and significant defense costs. Although we currently maintain liability insurance coverage intended to cover professional liability and other claims, there can be no assurance that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us. Liabilities in excess of our insurance coverage, including coverage for professional liability and other claims, could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our common stock. See “Description of Our Business-Professional and General Liability Coverage.”

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We may not be able to collect reimbursements for our services from third-party payors in a timely manner.

A significant portion of our net patient service revenue is derived from reimbursements from various third-party payors, including GHC Programs, private insurance plans and managed care plans, for services provided by NWC physicians. We are responsible for submitting reimbursement requests to these payors and collecting the reimbursements, and we assume the financial risks relating to uncollectible and delayed reimbursements. In the current healthcare environment, payors continue their efforts to control expenditures for healthcare, including revisions to coverage and reimbursement policies. Due to the nature of our business and our participation in government-funded and private reimbursement programs, we are involved from time to time in inquiries, reviews, audits and investigations by governmental agencies and private payors of our business practices, including assessments of our compliance with coding, billing and documentation requirements. We may be required to repay these agencies or private payors if a finding is made that we were incorrectly reimbursed, or we may be subjected to pre-payment reviews, which can be time-consuming and result in non-payment or delayed payment for the services we provide. We may also experience difficulties in collecting reimbursements because third-party payors may seek to reduce or delay reimbursements to which we are entitled for services that our affiliated physicians have provided. In addition, GHC Programs may deny our application to become a participating provider that could prevent us from providing services to patients or prohibit us from billing for such services. If we are not reimbursed fully and in a timely manner for such services or there is a finding that we were incorrectly reimbursed, our revenue, cash flows and financial condition could be materially, adversely affected.

Certain federal and state laws may limit our effectiveness at collecting monies owed to us from patients.

We utilize third parties to collect from patients any co-payments and other payments for services that are provided by NWC physicians. The federal Fair Debt Collection Practices Act restricts the methods that third-party collection companies may use to contact and seek payment from consumer debtors regarding past due accounts. State laws vary with respect to debt collection practices, although most state requirements are similar to those under the Fair Debt Collection Practices Act. The Florida Consumer Collection Practices Act, is broader than the federal legislation, applying the regulations to “creditors” as well as “collectors,” whereas the Fair Debt Collection Practices Act is applicable only to collectors. This prohibits creditors who are attempting to collect their own debts from engaging in behavior prohibited by the Fair Debt Collection Practices Act and Florida Consumer Collection Practices Act. The Act has very specific guidelines regarding which actions debt collectors and creditors may engage in to collect unpaid debt. If our collection practices or those of our collection agencies are inconsistent with these standards, we may be subject to actual damages and penalties. These factors and events could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain effective and efficient information systems.

The profitability of our business, including the services provided by NWC, is dependent on uninterrupted performance of our information systems. Failure to maintain reliable information systems, disruptions in our existing information systems or the implementation of new systems could cause disruptions in our business operations, including errors and delays in billings and collections, disputes with patients and payors, violations of patient privacy and confidentiality requirements and other regulatory requirements, increased administrative expenses and other adverse consequences.

RISKS RELATING TO OUR ORGANIZATION

Our articles of incorporation authorize our board to create a new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Stockholder’s ability to influence corporate decisions may be limited because Michael Dent, our Chief Executive Officer and Chairman of the Board, currently owns a controlling percentage of our common stock.

Currently, Dr. Dent, our Chief Executive Officer and Chairman of the Board, beneficially owns approximately 76.5% of our outstanding common stock. As a result of this stock ownership, Dr. Dent can control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire. In addition, as the interests of Dr. Dent and our minority stockholders may not always be the same, this large concentration of voting power may lead to stockholder votes that are inconsistent with the best interests of our minority stockholders or the best interest of the Company as a whole.

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If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have not performed an in-depth analysis to determine if historical un-discovered failures of internal controls exist, and may in the future discover areas of our internal control that need improvement.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. However, we will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Summary—Emerging Growth Company Status.”

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs and to make certain activities more time consuming and costly. As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale of 46,616,140 shares offered by them under this prospectus.

We expect to receive up to $3,000,000 upon the exercise of the Put Right granted to us under the Investment Agreement, which we expect we would use primarily for working capital purposes such as sales, marketing and product development costs related to the commercialization of the HealthLynked Network, to supplement the operations of NWC, and for overhead costs. In order to access cash available under the Investment Agreement, our common stock must be listed on a recognized stock exchange or market and the shares underlying the arrangement must be subject to an effective registration statement. If we are unable to meet these requirements, we will not have access to funds under this arrangement. There can be no assurances that we will be able to meet these requirements

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is currently no public or other market for our common stock, and we cannot guarantee that any such market will develop in the foreseeable future. It is our intention to seek quotation on OTCQX or OTCQB but an application to trade our common stock has not been filed by a market maker on our behalf as of the date of this prospectus. There can be no assurances that our common stock will be approved for trading on the OTCQX or OTCQB, or any other trading exchange. As of January 6, 2017, there were 65,753,640 shares of our common stock issued and outstanding. 51 shareholders of record hold our common stock at this time.

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DIVIDEND POLICY

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements contained in this prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the word “believe,” “anticipate,” “expect” and word of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Such risks and uncertainties include, without limitation: established competitors who have substantially greater financial resources and operating histories, regulatory delays or denials, ability to compete as a start-up company in a highly competitive market, and access to sources of capital.

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus. Except for the historical information contained herein, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. The Company's actual results could differ materially from those discussed here.

Overview

The Company filed its Articles of Incorporation on August 4, 2014. On September 3, 2014, we filed Amended Articles of Incorporation setting forth the total authorized shares of 250,000,000 shares, 230,000,000 of which are designated as common shares, and 20,000,000 as “blank check” preferred stock. We also have 2,953,840 designated shares of Series A Preferred Stock.

On September 5, 2014, we entered into a share exchange agreement with NWC, acquiring 100% of the LLC membership units of NWC through the issuance of an aggregate of 50,000,000 shares of our common stock to the members of NWC.

NWC is a multi-specialty medical group including OB/GYN (both Obstetrics and Gynecology), and general practice located in Naples, Florida.

The Company plans to operate an online personal medical information and record archive system, the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Patients will complete a detailed online personal medical history including past surgical history, medications, allergies, and family history. Once this information is entered patients and their treating physicians will be able to update the information as needed to provide a comprehensive medical history.

Prior to September 5, 2014, the Company was a shell company and had no material operations between formation and the merger date. The Company was formed for the purpose of acquiring NWC, and eventually developing its own online medical information system business as described above. Prior to the merger date, NWC was an ongoing operation that had been in existence since 1996. NWC generated revenues in the prior years.

Critical accounting policies and significant judgments and estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

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Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Patient service revenues are recognized at the time of service for the net amount expected to be collected. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past collectability of the insurance companies, government agencies, and customers’ accounts receivable during the related period which generally approximates 50% of total billings. Trade accounts receivable are recorded at this net amount.

Capital Leases

Costs associated with capitalized leases are capitalized and depreciated ratably over the term of the related useful life of the asset and/or the capital lease term.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk are cash and accounts receivable. There are no patients/customers that represent 10% or more of the Company’s revenue or accounts receivable. Generally, the Company’s cash and cash equivalents are in checking accounts.

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For consolidated financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of 5 to 7 years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There was no impairment as of December 31, 2015 or 2014.

Convertible Notes

Convertible notes are regarded as compound instruments, consisting of a liability component and an equity component. The component parts of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized as additional paid-in capital and included in equity, net of income tax effects, and is not subsequently remeasured. After initial measurement, they are carried at amortized cost using the effective interest method.

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Fair Value of Assets and Liabilities

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e. an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards have established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:

●	Level 1 – Fair value based on quoted prices in active markets for identical assets or liabilities

●	Level 2 – Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

●	Level 3 – Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability

The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Stock-Based Compensation

The Company accounts for our stock based compensation under ASC 718 "Compensation – Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Income Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Recent Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. The Company intends to adopt this guidance for the year ended December 31, 2017. The Company has not yet evaluated the impact the adoption this standard will have on its results of operations upon adoption.

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Results of Operations

Comparison of Nine Months Ended September 30, 2016 and 2015

The following table summarizes the changes in our results of operations for the nine months ended September 30, 2016 compared with the same period of 2015:

	Nine Months Ended September 30,		Change
	2016	2015	$	%
Patient service revenue, net	$1,515,294	$1,883,223	$(367,929)	-20%
Medicare incentives	---	11,760	(11,760)	-100%
Salaries and benefits	1,134,072	1,032,799	101,273	10%
General and administrative	1,145,791	839,425	306,366	36%
Depreciation and amortization	15,804	13,576	2,228	16%
(Loss) income from operations	(780,373)	9,183	(789,556)	-8598%
Proceeds from settlement of lawsuit	38,236	---	38,236	100%
Amortization of original issue and debt discounts on convertible notes	(100,187)	---	(100,187)	100%
Interest expense	(26,153)	(11,153)	(15,000)	134%
Net loss	$(868,477)	$(1,970)	$(866,507)	43985%

Patient service revenue decreased by $367,929, or 20%, from 2015 to 2016, primarily as a result of the retirement of the founder of NWC in February 2016 and a decrease in production by the physician staff, resulting in a decrease in gross billings of approximately 16%.

Medicare incentives revenue decreased by $11,760, or 100%, representing an incentive that was available in 2015 for the practice to utilize an electronic medical records system.

Salaries and benefits increased by $101,273, or 10%, as a result of increased salary expense associated with our overhead, which was offset by a reduction in NWC salaries and benefits in 2016 resulting from the retirement of NWC’s founder and a higher concentration of production pay, as opposed to fixed salaries, for NWC physicians.

General and administrative costs increased by $306,366, or 36%, in 2016 due primarily to increased legal, professional and other administrative costs associated with our preparation for product launch and public listing.

Depreciation and amortization increased by $2,228, or 16%, in 2016 primarily as a result of amortization of a capital lease for ultrasound equipment for the full nine-month period in 2016.

Loss from operations increased by $789,556, or 8598%, from operating income of $9,183 in 2015, as a result of lower revenue in 2016, coupled with increased overhead and administrative expenses related to our public listing.

Proceeds from settlement of lawsuit in 2016 is comprised of a successful claim against a former employee in the amount of $38,236.

Amortization of original issue and debt discounts of $100,187 in 2016 resulted from amortization of discounts against convertible notes related to an original issue discount, beneficial conversion feature, and warrants issued with a convertible note in July 2016. The discounts, which totaled $322,958 at inception, are being amortized over the life of the note, which matures on April 11, 2017.

Interest expense increased by $15,000, or 134%, in 2016 as a result of interest accrued on convertible notes with a face value of $600,000 that were issued in July 2016.

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Net loss increased by $866,507, or 43985%, primarily as a result of lower revenue in 2016, coupled with increased overhead and administrative expenses related to our public listing and increased amortization of debt discounts resulting from financing transactions in 2016. We did not have any provision for income tax in 2015 or 2016.

Comparison of Years Ended December 31, 2015 and 2014

The following table summarizes the changes in our results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014:

	Year Ended December 31,		Change
	2015	2014	$	%
Patient service revenue, net	$2,537,732	$2,010,653	$527,079	26%
Medicare incentives	11,760	50,659	(38,899)	-77%
Salaries and benefits	1,459,167	1,352,864	106,303	8%
General and administrative	1,143,966	1,045,984	97,982	9%
Depreciation and amortization	20,910	49,404	(28,494)	-58%
Loss from operations	(74,551)	(386,940)	312,389	-81%
Proceeds from insurance policy	---	368,480	(368,480)	-100%
Interest expense	(14,480)	(66,089)	51,609	-78%
Net loss	$(89,031)	$(84,549)	$(4,482)	5%

Patient service revenue increased by $527,079, or 26%, from 2014 to 2015, primarily as a result of an increase in production by the physician staff, resulting in an increase in gross billings.

Medicare incentives revenue decreased by $38,899, or 77%, due to a reduction of incentives for the practice to utilize an electronic medical records system.

Salaries and benefits increased by $106,303, or 8%, in 2015 as a result of higher production pay to NWC physicians corresponding to higher revenue in 2015, as well as salary expense associated with the parent company in 2015. The parent company had no employees in 2014.

General and administrative costs increased by $97,982, or 9%, in 2015 due primarily to increased overhead expenses such as medical supplies, medical billing system and rent increases.

Depreciation and amortization decreased by $28,494, or 58%, in 2015 primarily as a result of the maturity of two capital leases for medical equipment at the end of 2014. One new capital lease was consummated in March 2015.

Loss from operations decreased by $312,389, or 81%, primarily as a result of an increase in patient service revenue in 2015, offset by increased salaries and benefits and general and administrative expenses corresponding to delivery of the increased revenue.

Proceeds from insurance policy decreased $368,480, or 100%, in 2015. During 2014, we received $368,480 from an insurance policy that compensated us for lost revenue resulting from physician disability.

Interest expense decreased by $51,609, or 78%, in 2015 as a result of interest accrued in the amount of $52,847 in 2014 on loans from a related party, which was paid in 2015 through the issuance of warrants.

Net loss increased by $4,482, or 5%, primarily as a result of increased salaries and benefits and general and administrative expenses in 2015, offset by an increase in revenue, proceeds from insurance policy, and lower interest expense in 2015. We did not have any provision for income tax in 2014 or 2015.

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Liquidity and Capital Resources

Going Concern

As of September 30, 2016, the Company had a working capital deficit of $240,383 and accumulated deficit of $1,616,290. For the nine months ended September 30, 2016, the Company had a net loss of $868,477 and net cash used in operating activities of $496,441. Net cash used in investing activities was $12,611. Net cash provided by financing activities was $803,486, resulting principally from net proceeds from issuance of convertible notes of $475,000 and the sale of common stock of $374,000.

The Company's cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses for the next twelve months from the date of this report. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through equity and debt financing arrangements, and restructure on-going operations to eliminate inefficiencies to raise cash balance in order to meet its anticipated cash requirements for the next twelve months from the date of this report. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company's ongoing capital expenditures, working capital, and other requirements. Management intends to make every effort to identify and develop sources of funds. The outcome of these matters cannot be predicted at this time. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Significant Liquidity Events

Through September 30, 2016, we have funded our operations principally through a combination of related party debt, private placements of our common stock, and bank loans.

On July 7, 2016, we entered into three financing transactions as described below. The transactions closed on July 11, 2016. First, we entered into the Investment Agreement pursuant to which an accredited investor agreed to invest up to $3,000,000 to purchase the Company’s common stock, par value of $.0001 per share. The purchase price for such shares shall be 80% of the lowest volume weighted average price of our common stock during the five consecutive trading days prior to the date on which written notice is sent by us to the investor stating the number of shares that the Company is selling to the investor, subject to certain discounts and adjustments. Further, for each $50,000 that the investor tenders to the Company for the purchase of shares of common stock, the investor will be granted warrants for the purchase of an equivalent number of shares of common stock. The warrants shall expire five (5) years from their respective grant date and shall have an exercise price equal to 130% of the weighted average purchase price for the respective “$50,000 increment.”

Second, we entered into a 6% fixed convertible secured promissory note with an investor with a face value of $550,000 maturing on April 11, 2017 (the “$550k Note”). The $550k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.08 per share, and is secured by all of the Company’s assets. The Company received $500,000 net proceeds from the note after a $50,000 original issue discount. The investors were also granted a five-year warrant to purchase 6,111,111 shares of the Company’s common stock at an exercise price of $0.09 per share.

Third, we entered into a 10% fixed convertible commitment fee promissory note with an investor with a face value of $50,000 maturing on July 11, 2017 (the “$50k Note”). The $50k note was issued as a commitment fee payable to the investor in exchange for the investor’s commitment to enter into the $3,000,000 purchase described above, subject to registration of the shares underlying the commitment. The $50k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.10 per share. The embedded conversion feature did not have any intrinsic value at issuance.

In addition to these financing transactions, we sold 6,167,500 shares of common stock in private placement transactions during 2016, generating aggregate proceeds of $374,000.

Plan of operation and future funding requirements

Our plan of operations is to operate NWC and continue to invest in our cloud-based online personal medical information and record archiving system, referred to as the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system.

We intend that HealthLynked will be introduced and marketed beginning in the second quarter of 2017 via direct sales force targeting physicians' offices, direct to patient marketing, affiliated marketing campaigns, co-marketing with MedOfficeDirect, and expanded southeast regional sales efforts. We intend that our initial primary sales strategy will be direct physician sales through the use of regional sales representatives whom we will hire on a variable cost basis. In combination with our direct sales, we intend to also utilize internet based marketing to increase penetration to targeted geographical areas. These campaigns will be focused on both physicians and patients.

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If we fail to complete the development of, or successfully market, the HealthLynked Network, our ability to realize future increases in revenue and operating profits could be impacted, and our results of operations and financial position would be materially adversely affected.

Our founder, Dr. Michael Dent, retired from seeing patients at NWC during 2016, which contributed in part to a decline in revenue for the nine months ended September 30, 2016 compared with the same period of 2015. We are in the process of replacing him with an experienced physician who is qualified to perform surgeries, which could potentially increase our revenue by up to $650,000 per year. Lastly, we intend to consider acquiring additional medical practices to increase our revenue and profitability as well as add to our patient network for marketing directly to new physicians’ patients.

We intend that the cost of implementing our development and sales efforts related to the HealthLynked Network, as well as maintaining our existing and expanding overhead and administrative costs, will be funded principally by cash received by us from the Put Rights associated with the $3,000,000 investor commitment. We expect to repay the Convertible Notes, of which $550,000 face value matures on April 11, 2017 and $50,000 on July 11, 2017, from outside funding sources, including but not limited to amounts available upon the exercise of the Put Right granted to us under the Investment Agreement, sales of our equity, loans from related parties and others. No assurances can be given that we will be able to access sufficient outside capital in a timely fashion in order to repay the Convertible Notes before they mature. In order to access cash available under the Investment Agreement, our common stock must be listed on a recognized stock exchange or market and the shares underlying the arrangement must be subject to an effective registration statement. If we are unable to meet these requirements, we will not have access to funds under this arrangement. There can be no assurances that we will be able to meet these requirements, and if we are unable to do so then we will be required to seek alternative financing. There can be no assurances that such alternative financing sources will be available. If necessary funds are not available, our business and operations would be materially adversely affected and in such event, we would attempt to reduce costs and adjust our business plan.

Historical Cash Flows

Our historical cash flows were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
Net cash provided by (used in):
Operating activities	$(496,441)	$48,594	$15,389	$171,098
Investing Activities	(12,611)	(1,550)	(1,550)	--
Financing activities	803,486	(48,577)	(28,066)	(135,269)
Net (decrease) increase in cash	$294,434	$(1,533)	$(14,227)	$35,829

Operating Activities – During 2014 and 2015, we generated cash from the operating activities of NWC. During 2016, we substantially increased the expenditures related to the development and administration of the Company by approximately $400,000. Combined with decreasing revenue and profits from NWC’s operations in 2016 as a result of fewer full time equivalent physicians as described above, we had negative cash flow from operating activities in 2016.

Investing Activities – Our business is not capital intensive, and as such cash flows from investing activities are minimal in each period. Capital expenditures of $12,611 in 2016 are comprised primarily of new office furniture and equipment.

Financing Activities – During 2014, we received proceeds of $96,000 from the sale of our common stock and related party loans of $293,938. We made repayments on debt of $525,207, comprised of $435,169 related party loan repayments, $44,685 repayments of notes payable, and $45,353 payments on capital lease obligations. Our financing activities in 2015 were comprised primarily of related party loans of $194,026, of which $167,064 were repaid during 2015. We also made repayments on notes payable totaling $39,738 and payments on capital lease obligations of $15,290. During 2016, we issued convertible notes payable with a face value of $600,000, from which we received net proceeds of $475,000. We also received net proceeds of $374,000 from the sale of our common stock and proceeds of $176,500 from related party loans. We made repayments of $123,273 against related party loans, $84,980 against notes payable, and $13,761 against capital lease obligations.

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Off Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable Securities and Exchange Commission rules.

Contractual Obligations

Our contractual obligations as of September 30, 2016 were as follows:

	Operating	Capital	Total
	Leases	Leases	Commitments
2016	$66,107	$4,587	$70,694
2017	264,427	18,348	282,775
2018	267,180	18,348	285,528
2019	273,856	18,348	292,204
2020	162,055	3,058	165,113

Total	$1,033,625	$62,689	$1,096,314

Operating lease commitments relate to two leases in Naples, Florida and one lease in Estero, Florida. The Company entered into an operating lease for its main office in Naples, Florida. The lease commenced on August 1, 2013 and expires July 31, 2020. The lease is for a 6901 square-foot space. The base rent for the first full year of the lease term is $251,287 per annum with increases during the period. The Company entered into another operating lease in the same building for an additional 361 square feet space for use of the medical equipment for the same period. The base rent for the first full year of the lease term is $13,140 per annum.

The lease for the office in Estero, Florida commenced on July 1, 2006 and expired on June 30, 2016, at which time this office was closed.

Capital lease commitments are comprised of a capital equipment finance lease for Ultra Sound equipment with Everbank. There was no interest on this lease. The monthly payment is $1,529 for 60 months ending in March 2020.

Quantitative and qualitative disclosures about market risk

We are not currently exposed to significant market risk related to changes in interest rates or foreign currency exchange rates. Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016.

BUSINESS

Overview

HealthLynked Corp. is a development stage company incorporated in the state of Nevada on August 6, 2014. We intend to operate a cloud-based online personal medical information and record archiving system, referred to as the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Through our website, www.HealthLynked.com, Patients will be able to complete a detailed online personal medical history including past surgical history, medications, allergies, and family medical history. Once this information is entered, patients and their treating physicians will be able to update the information as needed, to provide a comprehensive and up to date medical history.

We believe that the HealthLynked Network offers a number of advantages to patients and physicians not available in the market today. Our real-time appointment scheduling application allows for patients to book appointments online with participating healthcare providers in as soon as 30 minutes. Our database and record archives allow for seamless sharing of medical records between healthcare providers and keep patients in control of shared access. In the HealthLynked Network, parents will be able to create accounts for their children that are linked to their family account, allowing them to provide access to healthcare providers, track vaccination records, allow access by hospitals and allow schools to access medical histories, drug allergies and other medical information in case of emergencies. The HealthLynked Network will be accessible 24 hours a day, 7 days a week, on web browsers and as a mobile phone application. We believe this type of accessibility is convenient for schools and during office visits, but most importantly, is crucial in times of a medical emergency.

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Our system will also provide for 24-hour access to medical specialist healthcare providers who can answer medical questions and direct appropriate care to paying members. In addition to 24-hour access, patients may also schedule telemedicine consultations at set times with participating healthcare providers who have expertise in various specialized areas of medicine. Participating physicians can elect to allow patients to request online appointments either via our real-time app or by setting, in their administrator dashboard panel, times and days of the week that patients may request appointments. Appointment requests are then sent by our systems to an email address specified by the physician’s office, who are then requested to follow up to confirm these appointment requests or automatically accept the appointment request.

Physicians create HealthLynked profiles that will be searchable on the Internet. There are three levels of profiles; “Basic,” “Standard” and “Premium”. Basic profiles are created at no additional charge. Standard profiles allow a physician to add additional features and marketing services. Premium profiles allow for the addition of videos and other marketing services. HealthLynked provider profiles enable participating physicians to market directly to patients by providing complete profiles, with their areas of specialization, hours of operation, participating insurance plans, phone numbers and office addresses linked to Google maps. Physician practices generate more income the more patients they treat, so maximizing efficiency and patient turnover is critical to increasing total revenues and profitability. As such, we believe that our system will enable physicians to reduce the amount of time required to process patient intake forms, as patients will no longer be required to spend ten to thirty minutes filling out forms at each visit, and the practices’ staffs will not need to input this information multiple times into their electronic medical records systems. Patients will complete their online profiles once and thereafter, they and their physicians will be able to update their profiles as needed. Physicians’ participation in the HealthLynked Network will be required to update the patient records within 24 hours of seeing the patient. The information will be organized in an easy to read format in order that a physician will be able to review the necessary information quickly during and prior to patient visits, which, in turn, will facilitate a more comprehensive and effective patient encounter.

Patient data will be stored in conformity with the Health Insurance Portability and Accountability Act of 1996, or “HIPAA”. The network will utilize Amazon AWS infrastructure which will use Amazon “HIPPA” complaint servers along with Amazon RDS with LAMP, HTML5 and several JavaScript frameworks, including Angular and React. Recommendations for end users are 512 kbps+ internet connection speed and a web browser such as Google Chrome, Internet Explorer, Mozilla Firefox, Safari or handheld devices such as iOS devices, android phones or tablets. Our developers may utilize third party controls for functionality or user interface where the use of those controls adds value to the system beyond custom creation of new tools. We intend to adjust forward compatibility for major browser version updates, new browsers, operating system updates or new operating system as needed. The HealthLynked Network will be EMR agnostic, and will be compatible with all electronic medical records systems, allowing for minimal barriers to participation and broader penetration of the market.

Acquisition of NWC

In August 2014, we acquired the NWC, an OB/GYN practice in Naples, Florida that was established in 1996.

This acquisition provides a foundation for ongoing development of the HealthLynked Network by allowing us to register NWC’s approximately 6,000 active patients and to utilize the expertise of our employed physicians to help in the design and strategy for deployment of the HealthLynked Network. It is anticipated that future medical practices may be acquired from time to time as we see fit to further develop, test and deploy the HealthLynked Network into new strategic regional areas throughout the country.

Through NWC, we also provide Obstetrical and Gynecological medical services to patients in the South West Florida region. NWC currently employs four OB/GYN physicians and one ARNP nurse practitioner. The services offered include obstetrical services for high and low risk patients, in office ultrasonography, and prenatal testing. Gynecological services include general physical exams, surgical procedures such as hysterectomy, bladder incontinence procedures, pelvic reconstruction, sterilization, endometrial ablation, advanced robotic surgery, contraceptive management and infertility testing and treatment.

The HealthLynked Network- How It Works

We plan to launch the HealthLynked Network in the first half of 2017 under the domain name “www.HealthLynked.com”. Our systems will walk patients through a series of easy to use pages with point and click selections and drop down menus that allow them to enter their past medical history, past surgical history, allergies, medications, and family medical history. In addition, members will be allowed to create accounts for children under the age of 18 and keep track of required visits and vaccines. Members will select physicians, schools, hospitals and other parties to whom they wish to grant access to their records. This access can be either ongoing, or restricted by time and date, in accordance with the patient’s control settings.

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Physicians will be required to have an active account in order to access patients’ online records and receive referrals for new patients. Once a patient has granted their physician access to their medical charts, office intake paperwork can be downloaded by the physician without the need for the patient to fill out lengthy and repetitive paperwork. Upon completion of the office visit, providers will be required to upload the medical record into the online patients’ file within 24 hours via eFax or through the HealthLynked Portal. Each patient's account will have a unique bar code that when faxed into our system will be recognized for that patient and will be archived in the patient's chart, by date and provider. The HealthLynked Network will be independent of any EMR system and physicians will only require a fax machine or computer to participate, allowing for minimal barriers to participation and broader penetration of the market.

In addition to serving as a complete medical record archive, we believe that the HealthLynked Network will allow for shorter wait times at doctors’ offices by giving doctors immediate access to patients’ complete medical information, insurance information and required treatment consent forms. Patients only need to verify their treating physician’s access to their files upon or prior to their next doctor’s visit. Patients will also be able to coordinate multiple physician visits and keep an updated and complete personal medical record archive. These files may also be shared among a patient’s different specialty physicians, a function that we believe will be especially helpful for patients who travel and may need to access their records or obtain physician referrals in multiple localities. We also believe that the HealthLynked Network will be especially useful in medical emergencies when patients are unable to provide a medical history on their own because our system will allow patients the option to grant healthcare providers, in advance, special access in emergency situations.

The HealthLynked Network will also provide an online scheduling function for patients to book appointments with participating providers. Healthcare provider profiles will feature physicians’ biographies, office locations, hours and available appointment times. In addition, the platform will provide patients with a list of recommended health screenings tailored to each patient’s unique medical history and demographics. Recommended screenings could include, but is not limited to, annual mammograms for women over the age of 40, colonoscopy every 10 years after the age of 50, recommended pap smear screenings, routine blood tests, and prostate exams. This base service will be free for patients. However, we plan to charge additional fees for real-time schedule booking, access to telemedicine service and access to a 24-hour nurse’s hotline and to charge physicians for upgraded physician profiles and SEO marketing.

Benefits for Multiple Constituencies

We believe that the HealthLynked Network will provide numerous benefits for patients, medical providers, hospitals, emergency rooms and schools.

Benefits for patients:

●	Base service will be free
●	Easy online scheduling of appointments
●	Real-time booking for appointments available in the next 4 hours.
●	Keep track of co-pays and deductibles on insurance plans
●	More accurate and detailed personal medical history
●	Complete medication lists with dosing and warnings of potential drug interactions
●	Ability to create accounts for children, and track recommended health screenings and vaccines
●	When traveling, patients will have the ability to access their medical records online 24 hours a day, 7 days a week even in the case of an emergency
●	Shortened wait times at physicians’ offices by reducing the need to fill out redundant paper work
●	Access to a referral network of physicians across the United States who participate in the HealthLynked Network
●	Telemedicine online nurse/ physician triage to help patients get appropriate medical care
●	Patients can access family members’ records in the event of illness or accident
●	Access to telemedicine for medical consultations and appointments
●	24 hour nurse hotline are available, depending on the profile level

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Benefits for physicians and providers:

●	More accurate patient medical history
●	“EMR Agnostic” and compatible with all electronic medical records systems
●	A detailed and accurate medications list from patients
●	Shortened time for patients to complete necessary paperwork translating into improved efficiency, shorter wait times, greater patient satisfaction and higher revenues
●	Referral source for new patients
●	Online marketing profiles
●	SEO and marketing options
●	Co-pay and deductible information on patients insurance plans will be readily available
●	Additional revenue stream from signing up new patients
●	Online and real-time patient scheduling to control gaps in scheduling due to last minute cancelations by existing patients
●	Low membership fees of $200 per month per provider during the first year
●	No new equipment required

Benefits for hospitals and emergency rooms:

●	Information on patients who present that are not conscious to provide a complete medical history
●	Information on traveling patients who present to a hospital in an emergency situation
●	Online access to patient information 24 hours a day, 7 days a week
●	“EMR Agnostic” and compatible with all electronic medical records systems
●	No new equipment required

Benefits for schools:

●	Access by authorized school officials to students’ medical histories
●	Linked access to students’ primary care physicians
●	Access to vaccination records
●	Allergy and medication tracking
●	Emergency contact information of family members

Benefits for parents:

●	Complete children profiles
●	Access given to schools in case of medical emergences
●	List of allergies available to those granted access
●	Vaccine records available to those granted access
●	Recommended health screenings
●	Journal for health log and milestones

Business Model

Our business model is focused on market penetration and recruiting physicians and patients to use our system for archiving patient medical records, for scheduling physician appointments, and as an additional marketing tool for physicians.

We currently intend to charge physicians $200 per month to participate in the network. Physicians will pay additional fees for online marketing and scheduling services. We also currently intend to pay physicians for direct patient recruitment to our network, which will also be facilitated by providing each new provider with office brochures and posters to promote our services. We will also provide each office with an iPad for patients to use in order to register online while they are in the waiting room.

We also anticipate charging certain healthcare facilities either an annual or monthly fee that will vary per facility based upon number of professionals per facility. Currently, it is anticipated that hospitals and emergency rooms would be charged a higher fee for our services once our patient network has been expanded.

The base services of our network will be free for patients, but they may also upgrade their service should they wish to receive telemedicine services and access to a 24-hour nurse hotline.

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Pursuant to our business strategy, we have acquired NWC to begin deployment of the HealthLynked Network and register NWC’s approximately 6,000 active patients into the HealthLynked system. We plan to further expand NWC by engaging five additional physicians and expect, although no assurance can be given, that by 2020, NWC will generate annual aggregate net revenues of approximately $5,000,000. We believe that targeting women's practices to market HealthLynked is one of the best approaches as women generally make most of the healthcare decisions for their families. We intend to begin expanding our sales force and marketing outside of Florida to include Alabama, Georgia and South Carolina and establish a footprint within the southeastern United States by the end of 2017.

Sales Strategy

We intend that HealthLynked will be introduced and marketed through the following strategies beginning in the second quarter of 2017:

●	Direct sales force targeting physicians' offices
●	Direct to patient marketing:

o	Email campaigns
o	TV commercials
o	Through physician offices

■	In-office marketing materials
■	Physician incentive programs to register current patients to the network
■	Use of the HealthLynked Network for appointment scheduling

●	Affiliated marketing campaigns
●	Co-marketing with MedOfficeDirect (a virtual distributor of medical supplies to physicians’ offices that is affiliated with our management team)
●	Expanded southeast regional sales efforts

We intend that our initial primary sales strategy will be direct physician sales through the use of regional sales representatives whom we will hire on a variable cost basis. We expect to target two key metropolitan areas and deploy sales representative in each region who will report to our Chief Commercial Officer, Robert Horel, appointed in December 2016, and who is responsible for our overall sales and marketing efforts. We do not consider Mr. Horel to be a “named executive officer” under Item 402 of Regulation S-K. We intend to use our client relationship management system to track sales calls and market penetration. Our marketing efforts towards physicians will emphasize how our systems can improve office efficiencies, increase physician practice revenues and improve the accuracy of recorded patients’ medical histories.

Once a physician has agreed to participate, we will provide him or her with patient marketing materials that explain the benefits of our online medical records platform. As mentioned above, access to the HealthLynked Network will be free for patients. To align the interests of our physicians with the program, we will offer our initial physicians financial incentives correlated with the number of patients they directly recruit to sign up to the HealthLynked Network. It is anticipated that these incentives may cover the physicians’ first year of cost for the HealthLynked Network of $2,400.

In combination with our direct sales, we intend to also utilize internet based marketing to increase our presence in certain targeted geographical areas. These campaigns will be focused on both physicians and patients. We believe that direct to consumer marketing through email campaigns, as well as local and regional TV commercials will be an effective way to build interest and drive patient demand for our services. We anticipate that we will be able to foster faster market penetration and increase demand for our services by marketing to “both sides”, the consumer and the practitioner.

Our campaigns will direct patients to look for physicians in the HealthLynked Network to ensure that they maintain the accuracy and completeness of their medical records. Our system will further allow patients to search for in-network physician providers and schedule online appointments via our system. We believe that physicians in the HealthLynked Network will see an increase in new patients as a result of their participation and as more patients sign up, the value to physicians of joining our network will grow exponentially.

We believe that affiliated marketing campaigns would be very helpful in attracting new users and increasing market awareness. We intend to partner with pharmaceutical companies, medical distributors, insurance companies; medical societies and others to cross market our products. We have already partnered with MedOfficeDirect, an online medical supply distributor affiliated with our management, to co-market our respective services and share advertising on our web sites.

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Intellectual Property

We have reserved the domain www.HealthLynked.com and have registered “HealthLynked” and our corporate logo as a service mark with the United States Patent and Trademark Office. We plan to file patent applications as needed to protect our technology as soon as the technology is launched, which is currently anticipated to be during the first six months of 2017.

Research and Development

Our research and development efforts consist of building and developing the HealthLynked Network, including the real time scheduling of appointments through our new mobile application, regular appointment scheduling, telemedicine appointment scheduling, sharing of secured documents between physicians and patients, and devise independent access mobile, table and web browser. Further, we are developing our systems to provide for secured date storage, drug interaction alerts, and the barcoding of documents for retrieval and storage.

Professional and General Liability Coverage

We maintain professional and general liability insurance policies with third-party insurers generally on a claims-made basis, subject to deductibles, policy aggregates, exclusions, and other restrictions, in accordance with standard industry practice. We believe that our insurance coverage is appropriate based upon our claims experience and the nature and risks of our business. However, no assurance can be given that any pending or future claim against us will not be successful or if successful will not exceed the limits of available insurance coverage. Our insurance policies have not been modified in anticipation of the launch of the new HealthLynked Network. We do not expect that such modification will be required by our insurance providers. Our business entails an inherent risk of claims of medical malpractice against our affiliated physicians and us. We contract and pay premiums for professional liability insurance that indemnifies us and our affiliated healthcare professionals generally on a claims-made basis for losses incurred related to medical malpractice litigation. Professional liability coverage is required in order for our physicians to maintain hospital privileges.

Employees

As of January 6, 2017, we have 22 full time employees and 6 part time employees. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Competition

The markets for our products and services are highly competitive, and are characterized by rapidly evolving technology and product standards, as well as frequent introduction of new products and services. All of our competitors are more established, benefit from greater name recognition, and have substantially greater financial, technical, and marketing resources than we do.

Our principal existing competitors include but are not limited to ZocDoc, Inc., AthenaHealth Inc., IPC The Hospitalist Company, Inc., Allscripts Healthcare Solutions, Inc., Cerner Corporation and Epic Systems Corporation. In addition, we expect that major software information systems companies, large information technology consulting service providers, start-up companies, managed care companies and others specializing in the health care industry may offer competitive products and services.

Property

Our headquarters are located in Naples Florida where we lease approximately 7,200 gross square feet of office space. The lease for a 6901 square-foot space commenced on August 1, 2013 and expires July 31, 2020. The base rent for the first full year of the lease term is $251,287 per annum with increases during the period. The Company entered into another operating lease in the same building for an additional 361 square feet space for use of the medical equipment for the same period. The base rent for the first full year of the lease term is $13,140 per annum.

We also entered into an operating lease in a second location in Estero, Florida. The lease commenced on July 1, 2006 and expired on June 30, 2016, at which time this office was closed.

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Government Regulation

The healthcare industry is governed by a framework of federal and state laws, rules and regulations that are extensive and complex and for which, in many cases, the industry has the benefit of only limited judicial and regulatory interpretation. If we are found to have violated these laws, rules or regulations, our business, financial condition and results of operations could be materially, adversely affected. Moreover, the Affordable Care Act contains numerous provisions that are reshaping the United States healthcare delivery system, and healthcare reform continues to attract significant legislative interest, regulatory activity, new approaches, legal challenges and public attention that create uncertainty and the potential for additional changes. Healthcare reform implementation, additional legislation or regulations, and other changes in government policy or regulation may affect our reimbursement, restrict our existing operations, limit the expansion of our business or impose additional compliance requirements and costs, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our common stock. See Risk Factors—“The Affordable Care Act may have a significant effect on our business.”

Licensing and Certification

Florida imposes licensing requirements on individual physicians and clinical professionals, and on facilities operated or utilized by healthcare practices. We may have to obtain regulatory approval, including certificates of need, before establishing certain types of healthcare facilities, offering certain services or expending amounts in excess of statutory thresholds for healthcare equipment, facilities or programs. We are also required to meet applicable Medicaid provider requirements under state laws and regulations and Medicare provider requirements under federal laws, rules and regulations.

Fraud and Abuse Provisions

Existing federal laws, as well as similar state laws, relating to government-sponsored or funded healthcare programs, or GHC Programs, impose a variety of fraud and abuse prohibitions on healthcare companies like us. These laws are interpreted broadly and enforced aggressively by multiple government agencies, including the Office of Inspector General of the Department of Health and Human Services, the Department of Justice (the “DOJ”) and various state agencies. In addition, in the Deficit Reduction Act of 2005, Congress established a Medicaid Integrity Program to enhance federal and state efforts to detect Medicaid fraud, waste and abuse and provide financial incentives for states to enact their own false claims legislation as an additional enforcement tool against Medicaid fraud and abuse. Since then, a growing number of states have enacted or expanded healthcare fraud and abuse laws.

The fraud and abuse provisions include extensive federal and state laws, rules and regulations applicable to us, particularly on the services offered through NWC. In particular, the federal anti-kickback statute has criminal provisions relating to the offer, payment, solicitation or receipt of any remuneration in return for either referring Medicaid, Medicare or other GHC Program business, or purchasing, leasing, ordering, or arranging for or recommending any service or item for which payment may be made by GHC Programs. In addition, the federal physician self-referral law, commonly known as the “Stark Law,” applies to physician ordering of certain designated health services reimbursable by Medicare from an entity with which the physician has a prohibited financial relationship. These laws are broadly worded and have been broadly interpreted by federal courts, and potentially subject many healthcare business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by substantial penalties, including monetary fines, civil penalties, administrative remedies, criminal sanctions (in the case of the anti-kickback statute), exclusion from participation in GHC Programs and forfeiture of amounts collected in violation of such laws, any of which could have an adverse effect on our business and results of operations.

There are a variety of other types of federal and state fraud and abuse laws, including laws authorizing the imposition of criminal, civil and administrative penalties for filing false or fraudulent claims for reimbursement with government healthcare programs. These laws include the civil False Claims Act (“FCA”), which prohibits the submission of, or causing to be submitted, false claims to GHC Programs, including Medicaid, Medicare, TRICARE (the program for military dependents and retirees), the Federal Employees Health Benefits Program, and insurance plans purchased through the recently established Affordable Care Act exchanges. Substantial civil fines and multiple damages, along with other remedies, can be imposed for violating the FCA. Furthermore, proving a violation of the FCA requires only that the government show that the individual or company that submitted or caused to be submitted an allegedly false claim acted in “reckless disregard” or in “deliberate ignorance” of the truth or falsity of the claim or with “willful disregard,” notwithstanding that there may have been no specific intent to defraud the government program and no actual knowledge that the claim was false (which typically are required to be shown to sustain a criminal conviction). The FCA also applies to the improper retention of known overpayments and includes “whistleblower” provisions that permit private citizens to sue a claimant on behalf of the government and thereby share in the amounts recovered under the law and to receive additional remedies. In recent years, many cases have been brought against healthcare companies by such “whistleblowers,” which have resulted in judgments or, more often, settlements involving substantial payments to the government by the companies involved. It is anticipated that the number of such actions against healthcare companies will continue to increase with the enactment or enhancement of a growing number of state false claims acts, certain amendments to the FCA and enhanced government enforcement.

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In addition, federal and state agencies that administer healthcare programs have at their disposal statutes, commonly known as “civil money penalty laws,” that authorize substantial administrative fines and exclusion from government programs in cases where an individual or company that filed a false claim, or caused a false claim to be filed, knew or should have known that the claim was false or fraudulent. As under the FCA, it often is not necessary for the agency to show that the claimant had actual knowledge that the claim was false or fraudulent in order to impose these penalties.

The civil and administrative false claims statutes are being applied in an increasingly broader range of circumstances. For example, government authorities have asserted that claiming reimbursement for services that fail to meet applicable quality standards may, under certain circumstances, violate these statutes. Government authorities also often take the position, now with support in the FCA, that claims for services that were induced by kickbacks, Stark Law violations or other illicit marketing schemes are fraudulent and, therefore, violate the false claims statutes. Many of the laws and regulations referenced above can be used in conjunction with each other.

If we were excluded from participation in any government-sponsored healthcare programs, not only would we be prohibited from submitting claims for reimbursement under such programs, but we also would be unable to contract with other healthcare providers, such as hospitals, to provide services to them. It could also adversely affect our ability to contract with, or to obtain payment from, non-governmental payors.

Although we intend to conduct our business in compliance with all applicable federal and state fraud and abuse laws, many of the laws, rules and regulations applicable to us, including those relating to billing and those relating to financial relationships with physicians and hospitals, are broadly worded and may be interpreted or applied by prosecutorial, regulatory or judicial authorities in ways that we cannot predict. Accordingly, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or be alleged or found to violate applicable fraud and abuse laws. Moreover, the standards of business conduct expected of healthcare companies under these laws and regulations have become more stringent in recent years, even in instances where there has been no change in statutory or regulatory language. If there is a determination by government authorities that we have not complied with any of these laws, rules and regulations, our business, financial condition and results of operations could be materially, adversely affected.

Government Reimbursement Requirements

In order to participate in the various state Medicaid programs and in the Medicare program, we must comply with stringent and often complex enrollment and reimbursement requirements. Moreover, different states impose differing standards for their Medicaid programs. While we believe that we adhere to the laws, rules and regulations applicable to the government programs in which we participate, any failure to comply with these laws, rules and regulations could negatively affect our business, financial condition and results of operations.

In addition, GHC Programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments, as well as affect the cost of providing services and the timing of payments to providers. Moreover, because these programs generally provide for reimbursement on a fee-schedule basis rather than on a charge-related basis, we generally cannot increase our revenue by increasing the amount we charge for our services. To the extent our costs increase, we may not be able to recover our increased costs from these programs, and cost containment measures and market changes in non-governmental insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, these increased costs. In attempts to limit federal and state spending, there have been, and we expect that there will continue to be, a number of proposals to limit or reduce Medicaid and Medicare reimbursement for various services. Our business may be significantly and adversely affected by any such changes in reimbursement policies and other legislative initiatives aimed at reducing healthcare costs associated with Medicaid, Medicare and other government healthcare programs.

Our business also could be adversely affected by reductions in or limitations of reimbursement amounts or rates under these government programs, reductions in funding of these programs or elimination of coverage for certain individuals or treatments under these programs.

HIPAA and Other Privacy Laws

Numerous federal and state laws, rules and regulations govern the collection, dissemination, use and confidentiality of protected health information, including the HIPAA, and its implementing regulations, violations of which are punishable by monetary fines, civil penalties and, in some cases, criminal sanctions. As part of the HealthLynked Network and our medical record keeping, third-party billing and other services, we collect and maintain protected health information on the patients that we serve.

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Pursuant to HIPAA, the U.S. Department of Health and Human Services (“HHS”) has adopted standards to protect the privacy and security of individually identifiable health information, known as the Privacy Standards and Security Standards. HHS’ Privacy Standards apply to medical records and other individually identifiable health information in any form, whether electronic, paper or oral, that is used or disclosed by healthcare providers, hospitals, health plans and healthcare clearinghouses, which are known as “Covered Entities.” We have implemented privacy policies and procedures, including training programs, designed to be compliant with the HIPAA Privacy Standards.

HHS’ Security Standards require healthcare providers to implement administrative, physical and technical safeguards to protect the integrity, confidentiality and availability of individually identifiable health information that is electronically received, maintained or transmitted (including between us and our affiliated practices). We have implemented security policies, procedures and systems designed to facilitate compliance with the HIPAA Security Standards.

In February 2009, Congress enacted the HITECH as part of the ARRA. Among other changes to the law governing protected health information, HITECH strengthened and expanded HIPAA, increased penalties for violations, gave patients new rights to restrict uses and disclosures of their health information, and imposed a number of privacy and security requirements directly on third-parties that perform functions or services for us or on our behalf. Specifically, HITECH requires that Covered entities report any unauthorized use or disclosure of protected health information that meets the definition of a breach, to the affected individuals, HHS and, depending on the number of affected individuals, the media for the affected market. In addition, HITECH requires that business associates report breaches to their Covered Entity customers. HITECH also authorizes state Attorneys General to bring civil actions in response to violations of HIPAA that threaten the privacy of state residents. Final regulations implementing the HITECH requirements were issued in January 2013. We have privacy policies and procedures aimed at ensuring compliance with HITECH requirements. In addition to the federal HIPAA and HITECH requirements, numerous other state and certain other federal laws protect the confidentiality of patient information, including state medical privacy laws, state social security number protection laws, state genetic privacy laws, human subjects research laws and federal and state consumer protection laws.

Environmental Regulations

Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Our office-based operations are subject to compliance with various other environmental laws, rules and regulations. Such compliance does not, and we anticipate that such compliance will not, materially affect our capital expenditures, financial position or results of operations.

Fair Debt Collection Practices Act

Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act and comparable state laws. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act. Florida’s Consumer Collection Practices Act is broader than the federal legislation, applying the regulations to “creditors” as well as “collectors,” whereas the Fair Debt Collection Practices Act is applicable only to collectors. This prohibits creditors who are attempting to collect their own debts from engaging in behavior prohibited by the Fair Debt Collection Practices Act and Consumer Collection Practices Act. The Consumer Collection Practices Act has very specific guidelines regarding which actions debt collectors and creditors may engage in to collect unpaid debt.

Government Investigations

We expect that audits, inquiries and investigations from government authorities, agencies, contractors and payors will occur in the ordinary course of business. Such audits, inquiries and investigations and their ultimate resolutions, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our common stock.

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MANAGEMENT

The following table sets forth information regarding our executive officers and directors. All directors hold office for one-year terms until the election and qualification of their successors. Officers are elected by the board of directors and serve at the discretion of the board.

Name	Age	Positions with the Company
Michael Dent, MD	52	Chief Executive Officer and Chairman of the Board of Directors
George O'Leary	54	Chief Financial Officer, and Director

Michael T. Dent, MD, Founder, Chief Executive Officer and Chairman of the Board of Directors. Dr. Dent founded the Naples Women’s Center in 1996 where he served as its principal executive from formation through February 2016. He is also Co-Founder and Managing Director of InLight Capital Partners LLC since January 2014 and is responsible for its healthcare, information technology and life science investments. He has held key leadership positions in business development, operations, corporate development, and strategy in the healthcare and technology industries since the mid-90s. Prior to founding InLight Capital Partners, Dr. Dent was Founder, Chairman and Chief Executive Officer of NeoGenomics Laboratories (Nasdaq: NEO) where he was on the Board of Directors from 1998 until July 2015. As a retired physician, Dr. Dent is uniquely qualified to understand the challenges and opportunities in healthcare and emerging technologies. Dr. Dent received his Bachelors Degree from Davidson College, where he majored in both Biology and Pre-Med, and went on to earn his medical degree from The University of South Carolina in Charleston, South Carolina. Dr. Dent also attended Florida Gulf Coast University's Business Executive Education program. Dr. Dent's holds board affiliations with NeoGenomics Laboratories (Director), MedOfficeDirect (Founder), and The Naples Women's Center.

George G. O'Leary, Chief Financial Officer and Member of the Board of Directors. Mr. O’Leary has served as our Chief Financial Officer since August 6, 2014. Mr. O'Leary is also Co-Founder and Managing Director of InLight Capital Partners LLC since January 2014. He is a financially trained senior executive specializing in innovative strategic problem solving across functional and industry boundaries. Mr. O'Leary is currently the Chairman of the Board of Directors of Timios Holdings Corp. since March 2014 and on the Board of Directors of MedOfficeDirect since October 2013. From June 2009 to May 2013 Mr. O’Leary was Chairman of the Board and Chief Financial Officer of Protection Plus Securities Corporation until it was sold to Universal Protection Services. From February 2007 to June 2015, Mr. O’Leary was a member of the Board of Directors of NeoMedia Technologies. Mr. O'Leary is founder and President of SKS Consulting of South Florida Corp. ("SKS") since June 2006 where he works with public and private companies in board representation and/or under consulting agreements providing executive level management expertise, as well as helping the implementation and execution of their companies' strategic & operational plans. Mr. O'Leary started SKS with the mission to help companies focus on high growth initiatives and execution of their core business while shedding non-core business assets. From 1996 to 2000, Mr. O'Leary was Chief Executive Officer and President of Communication Resources Incorporated (“CRI”), where annual revenues grew from $5 million to $40 million during his tenure. Prior to CRI, Mr. O'Leary was Vice President of Operations of Cablevision Industries, where he ran $125 million of business until it was sold to Time Warner. Mr. O'Leary started his professional career as a senior accountant with Peat Marwick and Mitchell (KPMG). Mr. O'Leary holds a B.B.A. degree in Accounting with honors from Siena College.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement is Certain Legal Proceedings

No director, executive officer or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Limitation of Liability of Directors

Our Amended and Restated Articles of Incorporation states that directors and officers shall be indemnified and held harmless to the fullest extend legally permissible under the laws of the State of Nevada, from time to time, against all expenses, liability and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him/her in connection with acts performed in such capacity. Such right of indemnification shall be a contract right which may be enforced in a nay manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding.

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance insuring our directors against liability for acts or omissions in their capacity as directors or officers. Such insurance also insures us against losses, which we may incur in indemnifying our officers and directors. Our officers and directors shall have indemnification rights under applicable laws, our standard indemnification agreement, and our articles of incorporation and bylaws.

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Board Independence

We are not a listed issuer and, as such, are not subject to any director independence standards. Using the definition of independence set forth in the rules of the Nasdaq Stock Market, Dr. Dent and Mr. O’Leary would not be considered independent directors of the Company.

Board Committees

We expect our board of directors, in the future, to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. We intend to appoint such persons to committees of the board of directors that meet the required corporate governance requirements imposed by a national securities exchange, although we are not required to comply in the future, with such requirements until we elect to seek a listing on a national securities exchange. In addition, we intend that a majority of our directors will be independent directors, of which at least one director will qualify as an “audit committee financial expert,” within the meaning of Item 407(d)(5) of Regulation S-K, as promulgated by the Securities and Exchange Commission. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place.

Except as may be provided in our bylaws, we do not currently have specified procedures in place pursuant to which security holders may recommend nominees to the Board of Directors.

Code of Ethics

We have not yet adopted a Code of Ethics although we expect to as we develop our infrastructure and business.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table

The following table summarizes the overall compensation earned over each of the past two fiscal years ending December 31, 2016 and 2015 by each person who served as our principal executive officer during fiscal 2015.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total ($)
Dr. Michael Dent.	2016	51,731	31,950	---	83,681
(Chief Executive Officer)	2015	156,600	---	---	156,000

George O’Leary	2016	65,995	19,170	---	85,165
(Chief Financial Officer)	2015	40,000	45,000	---	85,000

(1)	Reflects the grant date fair values of stock options and restricted stock awards calculated in accordance with FASB Accounting Standards Codification Topic 718.

Employment Agreements with Named Officers

On July 1, 2016, we entered into an employment agreement with Dr. Michael Dent, Chief Executive Officer and a member of our Board of Directors. Dr. Dent’s employment agreement continues until terminated by Dr. Dent, or us and provides for an initial annual base salary of $70,000. Dr. Dent is eligible to receive performance-based incentives, pro-rated for the number of months of service in any given year. Annual bonuses are awarded based on set annual target incentives for executives and other senior ranking employees that are to be determined by the to-be-established Compensation Committee of the Board of Directors. In addition, Mr. Dent is also entitled to receive 500,000 time-based options, as well as 500,000 performance based options, all of which vest in accordance with the schedule set forth in the employment agreement.

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If Dr. Dent’s employment is terminated by us (unless such termination is “For Cause” (as defined in his employment agreement)), then upon signing a general waiver and release, Dr. Dent will be entitled to severance in an amount equal to 12 months of his then-current annual base salary, as well as the pro-rata portion of any bonus that would be due and payable to him. In the event that Dr. Dent terminates the employment agreement, he shall be entitled to any accrued but unpaid salary and other benefits up to and including the date of termination, and the pro-rata portion of any unvested time-based options up until the date of separation.

On July 1, 2016, we entered into an agreement with Mr. George O’Leary, our Chief Financial Officer and a member of our Board of Directors, extending his prior agreement with the Company. Mr. O’Leary’s employment agreement continues until terminated by Mr. O’Leary, or us and provides for an initial annual base salary of $90,000 a year and shall increase to $100,000 per year in year two. Mr. O’Leary is also eligible to receive performance-based incentives. In addition, Mr. O’Leary is also entitled to receive stock options to purchase up to 600,000 shares of common stock of the Company at an exercise price equivalent to the closing price per share at which the stock is quoted on the day prior to his start date. The grant of such options will be made pursuant to the Company’s stock option plan then in effect, shall have a ten-year term from the grant date and shall vest in accordance with the schedule set forth in the agreement. In addition, Mr. O’Leary shall receive healthcare allowance of $750 per month and a car allowance of $650 per month to be paid at the beginning of each month.

If Mr. O’Leary employment is terminated by us (unless such termination is “For Cause” (as defined in his employment agreement), then upon signing a general waiver and release, Mr. O’Leary will be entitled to receive his base salary and the Company shall maintain his employee benefits for a period of twelve (12) months beginning on the date of termination. In the event that Mr. O’Leary terminates the agreement, he shall be entitled to any accrued by unpaid salary and other benefits up to and including the date of termination.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

In January 2015, we issued 1,200,000 shares of common stock for services rendered by our Chief Financial Officer in 2014. The shares of common stock were valued at $60,000, or $0.05 per share based on concurrent sales of Company common stock to third parties at that price.

On January 1, 2016, the Company instituted the 2016 Equity Incentive Plan (the “EIP”) for the purpose of having equity awards available to allow for equity participation by its employees. The EIP allows for the issuance of up to 15,503,680 shares of the Company’s common stock to employees, which may be issued in the form of stock options, stock appreciation rights, or restricted shares. The EIP is governed by the Company’s board, or a committee that may be appointed by the board in the future. During the twelve months ended December 31, 2016, the Company made grants totaling 1,552,500 shares of restricted common stock pursuant to the EIP. The grants are subject to time-based vesting requirements and generally vest a portion upon grant and the balance on a straight-line basis over a period of four years. Shares vested during the twelve months ended December 31, 2016 totaled 612,500, leaving 940,000 unvested.

In June 2016, we issued 900,000 shares of common stock outside of the EIP to our Chief Financial Officer for services rendered in 2015. The shares of common stock were valued at $45,000, or $0.05 per share based on concurrent sales of Company common stock to third parties at that price.

As of December 31, 2016, we had outstanding 1,600,000 stock options with an exercise price of $0.08 per share outstanding to our executive officers, of which 1,000,000 were issued to our Chief Executive Officer and 600,000 were issued to our Chief Financial Officer. Of the 1,600,000 issued options, 700,000 (500,000 held by our Chief Executive Officer and 200,000 held by our Chief Financial Officer) have time-based vesting and 900,000 (500,000 held by our Chief Executive Officer and 400,000 held by our Chief Financial Officer) vest based on Company performance measures. The grant date fair value of the options was $51,120. The options have a term of 10 years. No options were vested as of December 31, 2016.

Director Compensation

Our directors did not receive any compensation for their services for the years ending December 31, 2016 and 2015 except as set forth above.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2014, we entered into a share exchange agreement with Dr. Dent, Dr. Monaco and NWC pursuant to which we issued Dr. Dent and Dr. Monaco an aggregate of 50,000,000 shares of our common stock in exchange for all of their membership interests in NWC. Following this transaction, NWC became our wholly owned subsidiary. We issued Dr. Dent 46,900,000 shares of common stock in exchange for his 67.3% ownership interest in NWC and Dr. Monaco 3,100,000 shares of common stock in exchange for her 32.7% ownership interest in NWC.

Prior to the share exchange, NWC was owned and controlled by Dr. Dent, who first provided an up to $175,000 unsecured Note Payable to the Company with a 0% interest rate. During 2013 the limit on the unsecured Note Payable was increased up to $500,000, and during 2014 it was increased up to $750,000, with a maturity date of December 31, 2017. During 2015, as described below, interest was paid on the note balance through the end of 2014 via the issuance of warrants to purchase our common shares.

During 2014, Dr. Dent provided new loans totaling $293,938, and NWC repaid Dr. Dent $435,169, including $368,179 that was received by NWC for insurance proceeds. In addition, Dr. Dent deferred $144,000 in compensation during 2014, was paid $46,615 in cash against outstanding deferred compensation balances, and was further issued 2,953,640 shares of preferred stock with a value of $147,692 to reduce his deferred compensation balance.

During 2015, Dr. Dent provided new loans totaling $194,026, and NWC repaid Dr. Dent $167,064. In addition, Dr. Dent deferred $156,600 in compensation during 2015. On January 2, 2015, we agreed to issue to Dr. Dent 2,000,000 10-year warrants to purchase common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by Dr. Dent to NWC. The warrants had a fair value of $52,847.

During the nine months ended September 30, 2016, Dr. Dent provided new loans totaling $176,500, and the Company repaid DMD $123,273.

In September 2014 we issued Dr. Dent 2,953,640 shares of our Series A Preferred Stock as payment for $147,692.40 in deferred compensation for services provided to NWC during the fiscal year ended December 31, 2013. He converted the Series A Preferred Stock into 2,953,640 shares of common stock on July 30, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 6, 2017 by:

●	each person known by us to beneficially own more than 5.0% of our common stock;

●	each of our directors;

●	each of the named executive officers; and

●	all of our directors and executive officers as a group.

The percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person’s address is c/o HealthLynked Corp., 726 Medical Blvd Suite 101, Naples, Florida 34110. As of January 6, 2017, we had 65,753,640 shares issued and outstanding.

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Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percentage of Shares of Common Stock Beneficially Owned (2)
Dr. Michael Dent, Chief Executive Officer and Chairman (3)	51,853,640	76.5%
George O’Leary, Interim Chief Financial Officer, Chief Operating Officer and Director (4)	2,100,000	3.2%
All officers and directors as a group (2 persons)	53,953,640	79.6%
5% Stockholders:
Urania Holdings LLC (5)	5,620,000	8.4%
Iconic Holdings, LLC (6)	6,568,789	9.9%

(1) Under Rule 13d-3 of the Exchange Act of 1934, as amended (the “Exchange Act”), a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2) Based on 65,753,640 shares of common stock issued and outstanding as of January 6, 2017.

(3) Includes 2,953,640 shares of common stock held by Dr. Dent directly, 46,900,000 shares of common stock held in the name of Mary S. Dent Gifting Trust Common and 2,000,000 shares of common stock issuable upon exercise of warrants. Excludes 1,000,000 employee stock options with an exercise price of $0.08 which are subject to future vesting requirements, none of which are vested or expected to vest within 60 days of January 6, 2017.

(4) Includes 2,100,000 shares of common stock held by SKS, a corporation directly controlled by George O’Leary. Excludes 600,000 employee stock options with an exercise price of $0.08 which are subject to future vesting requirements, none of which are vested or expected to vest within 60 days of January 6, 2017.

(5) The address of this beneficial owner is 1405 Estuary Trail, Delray Beach, Florida 33483. Chris Salamone, as Chief Executive Officer of Urania Holdings LLC, holds voting and dispositive power over the securities of the Company held by Urania Holdings LLC. Includes 4,370,000 shares of common stock and 1,250,000 shares of common stock issuable upon exercise of warrants.

(6) The address of this beneficial owner is 2251 San Diego Ave, #B150, San Diego CA 92110. Michael Sobeck as the Managing Member of Iconic Holdings, LLC holds voting and dispositive power over the securities of the Company held by Iconic Holdings, LLC. Includes 6,568,789 shares of common stock issuable upon conversion of the Convertible Notes, which are subject to a 9.99% beneficial ownership limitation. Does not include (i) 806,211 shares of common stock issuable upon conversion of the Convertible Notes, (ii) 6,111,111 shares of common stock issuable under a warrant with a 4.99% beneficial ownership limitation and (iii) shares of common stock issuable under the Investment Agreement.

SELLING SECURITYHOLDERS

This prospectus covers the resale, from time to time by the selling security holders identified below, of up to 46,616,140 shares of our common stock. All of these shares of our common stock are being offered for resale by the selling security holders. These shares include (i) 8,087,500 shares of common stock issued to certain selling security holders pursuant to the Units Offering, as defined herein, (ii) 3,100,000 shares of common stock issued to a certain selling security holder under the exchange agreement dated September 4, 2014, (iii) 21,000,000 shares of common stock issuable to a certain selling security holder under the Investment Agreement, as defined herein, (iv) 7,375,000 shares of common stock issuable to a certain selling security holder upon the conversion of convertible promissory notes issued in connection with the Investment Agreement, (v) 2,953,640 shares issued to our Chief Executive Officer as compensation for services provided, (vi) 2,100,000 shares issued to an entity affiliated with our Chief Financial Officer as consideration for services provided and (vii) 2,000,000 shares issued to a consultant for services provided.

The selling security holders may sell some or all of their shares at a fixed price of $0.20 per share until our shares are quoted on the OTCQX or OTCQB for anticipated aggregate net proceeds of approximately $9,323,228 and thereafter at prevailing market prices or privately negotiated prices. The offering price bears no relationship to our assets, book value, earnings or any other customary investment criteria. We will not receive any proceeds from the sale of these shares by the selling security holders. We will bear all costs relating to the registration of these shares of our common stock.

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We are registering the shares hereby pursuant to the terms of the Registration Rights Agreement between us and investor under the Investment Agreement, and under the terms of our agreements with certain security holders, in order to permit the selling security holders identified in the table below to offer the shares for resale from time to time.

The table below sets forth certain information regarding the selling security holders and the shares of our common stock offered by them in this prospectus. The selling security holders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. Except where indicated, the mailing address of the selling security holders is c/o HealthLynked Corp., 1726 Medical Blvd., Suite 101, Naples, FL 34110.

	Number of Shares		Number of	Number of Shares
	Beneficially Owned		Shares	Beneficially Owned
	Prior to this Offering		Being	After this Offering
Selling Stockholder	Number	Percent (1)	Offered	Number	Percent (1)
Iconic Holdings, LLC (2)	34,486,111	34.4%	28,375,000	6,111,111	8.5%
Urania Holdings LLC (3)	5,620,000	8.4%	4,370,000	1,250,000	1.9%
Carolyn Monaco (8)	3,100,000	4.7%	3,100,000	---	---
Michael T. Dent (4)	51,853,640	76.5%	2,953,640	48,900,000	72.2%
SKS Consulting of South Florida Corp. (8)	2,100,000	3.2%	2,100,000	---	---
Delaney Equity Group (5)	2,277,778	3.4%	2,000,000	277,778	*
Jerry Eicke (6)	1,250,000	1.9%	625,000	625,000	*
Robert & Carlita Gasparini (7)	865,000	1.3%	552,500	312,500	*
Kevin Lindheim (8)	260,000	*	260,000	---	---
Kevin O'Conner (8)	240,000	*	240,000	---	---
Rick Beltz (8)	240,000	*	240,000	---	---
Cathy Serksnas (8)	180,000	*	180,000	---	---
John & Laura Beckwith (8)	180,000	*	180,000	---	---
Mary Duncan (8)	180,000	*	180,000	---	---
Dennis Hess (8)	120,000	*	120,000	---	---
Marshall Dent (8)	120,000	*	120,000	---	---
Jonathan Guerra (8)	100,000	*	100,000	---	---
Raul Guerra (8)	100,000	*	100,000	---	---
Salvatore LoCascio (8)	100,000	*	100,000	---	---
Alix Beltz (8)	60,000	*	60,000	---	---
Cindy Troy (8)	60,000	*	60,000	---	---
Denis Shaunassy (8)	60,000	*	60,000	---	---
Dorothy Shaunassy (8)	60,000	*	60,000	---	---
Edward P Browning (8)	60,000	*	60,000	---	---
Jason Peak (8)	60,000	*	60,000	---	---
JDF Capital Inc. (8)	60,000	*	60,000	---	---
Jennie Sanderson (8)	60,000	*	60,000	---	---
Mark Blake (8)	60,000	*	60,000	---	---
Roberta Myer (8)	60,000	*	60,000	---	---
Sandi Moody (8)	60,000	*	60,000	---	---
Tim Shaunassy (8)	60,000	*	60,000	---	---
Total	104,092,529	99.4%	46,616,140	57,476,389	---

*	denotes less than 1%.

(1)	Applicable percentage ownership is based on 65,753,640 shares of common stock outstanding as of January 6, 2017. "Beneficial ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both, and also includes options that are exercisable within 60 days of January 4, 2017. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

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(2)	The address of this selling stockholder is 2251 San Diego Ave, #B150, San Diego CA 92110. Michael Sobeck as the Managing Member of Iconic Holdings, LLC holds voting and dispositive power over the securities of the Company held by Iconic Holdings, LLC. Number of shares being offered includes (i) 21,000,000 unissued shares being registered hereunder for sale pursuant to the Investment Agreement, and (ii) 7,375,000 unissued shares that are issuable upon conversion of the Convertible Notes. The number of shares beneficially held before and after the offering has not been adjusted for any beneficial ownership limitations.

(3)	The address of this beneficial owner is 1405 Estuary Trail, Delray Beach, Florida 33483. Chris Salamone, as Chief Executive Officer of Urania Holdings LLC, holds voting and dispositive power over the securities of the Company held by Urania Holdings LLC. Beneficial ownership includes 4,370,000 shares of common stock and 1,250,000 shares underlying warrants to purchase shares of common stock, of which the 4,370,000 shares of common stock held directly by the holder are being offered hereunder.

(4)	Beneficial ownership includes 49,853,640 shares of common stock and 2,000,000 shares underlying warrants to purchase shares of common stock, of which 2,953,640 shares of common stock held directly by the holder are being offered hereunder. Dr. Dent is an officer and director of the Company.

(5)	The address of this selling stockholder is 2401 PGA Blvd., Suite 110, Palm Beach Gardens, FL 33410. John Calabria as the principal member of Delaney Equity Group LLC, holds voting and dispositive power over the securities of the Company held by Delaney Equity Group LLC. Beneficial ownership includes 2,000,000 shares of common stock and 277,778 shares underlying warrants to purchase shares of common stock, of which the 2,000,000 shares of common stock held directly by the holder are being offered hereunder. Delaney Equity Group is a broker-dealer and received a finder’s fee in connection with the Investment Agreement.

(6)	Beneficial ownership includes 625,000 shares of common stock and 625,000 shares underlying warrants to purchase shares of common stock, of which the 625,000 shares of common stock held directly by the holder are being offered hereunder.

(7)	Beneficial ownership includes 552,500 shares of common stock and 312,500 shares underlying warrants to purchase shares of common stock, of which the 552,500 shares of common stock held directly by the holder are being offered hereunder.

(8)	Beneficial ownership includes the number of common shares represented in this table held directly by the holder. George O’Leary, an officer and director, has voting and dispositive control over the securities of the Company held by SKS Consulting of South Florida Corp.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

We have authorized 230,000,000 shares of common stock, par value $0.0001, 65,753,640 of which are currently issued and outstanding. We currently have 20,000,000 shares of “blank check” preferred stock. We had designated and issued 2,953,640 shares of Series A Preferred Stock in September 2014, however these shares were converted to common stock on July 30, 2016.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

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Series A Preferred Stock

Each holder of Series A Preferred Stock may convert such stock into shares of Common Stock in an amount equal to one share of common stock for each share of Series A Preferred Stock. is entitled to vote on all matters submitted to shareholder of the Company and shall be entitled to the number of votes equal to the number of common stock to which such Series A Preferred Stock are convertible. We currently have no shares of Series A Preferred Stock outstanding.

Blank Check Preferred Stock

Our board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

Pursuant to the terms of the Investment Agreement, we agreed that for each $50,000 that the investor tenders to the Company for the purchase of shares of common stock, the investor will be granted warrants for the purchase an equivalent number of shares of common stock. The warrants shall expire five years from their respective grant date and shall have an exercise price equal to 130% of the weighted average purchase price for the respective “$50,000 increment.” The warrants also have a “cashless” or “net exercise” provision.

In connection with the Investment Agreement, we also issued to the investor a warrant to purchase up to 6,111,111 shares of our common stock, at an exercise price of $0.09 per share. The warrant shall expire on July 11, 2021 and shall have a “cashless” exercise provision. The warrant has a 4.99% beneficial ownership limitation which may be adjusted at the holder’s request to a 9.99% beneficial ownership limitation upon 61 days’ notice.

On January 2, 2015, NWC agreed to issue to Dr. Dent 2,000,000 ten-year warrants to purchase common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by Dr. Dent to NWC. The warrants had a fair value of $52,847.

In July 2016, we issued to investors five-year warrants to purchase up to 2,187,500 shares of common stock at an exercise price of $0.10 per share.

In July 2016 we issued Delaney five year warrants to purchase 277,778 shares of commons stock at an exercise price of $0.09, in exchange for services provided.

Convertible Notes

In connection with the Investment Agreement, we issued the Secured Note due April 11, 2017 in the principal amount of $550,000. At any time and from time to time, the holder of the Secured Note may convert, in whole or in part, the outstanding and unpaid principal amount under the Secured Note into shares of the Company’s common stock at a conversion price of $0.08 per share. In addition, we also issued the Fee Note due July 11, 2017 in the principal amount of $50,000. The holder of the Fee Note also has the right to, at the holder's sole option, at any time and from time to time, to convert in whole or in part the outstanding and unpaid principal amount under the Fee Note into shares of the Company’s common stock at a conversion price of $0.10 per share. The Convertible Notes have a 9.99% beneficial ownership limitation.

Loans from Related Parties

Dr. Michael Dent first provided an up to $175,000 unsecured Note Payable to NWC with a stated 0% interest rate. During 2013 the limit on the unsecured Note Payable was increased up to $500,000, and during 2014 it was increased up to $750,000, with a maturity date of December 31, 2017. On January 2, 2015, we agreed to issue to Dr. Dent 2,000,000 10-year warrants to purchase common shares at an exercise price of $0.05 per share as one-time compensation for past interest accrued on loans made by Dr. Dent to NWC. The warrants had a fair value of $52,847. We do not have an obligation to pay further interest on these loans.

During 2014, Dr. Dent provided new loans totaling $293,938, and NWC repaid Dr. Dent $435,169, including $368,179 that was received by NWC for insurance proceeds. In addition, Dr. Dent deferred $144,000 in compensation during 2014, was paid $46,615 in cash against outstanding deferred compensation balances, and was further issued 2,953,640 shares of preferred stock with a value of $147,692 to reduce his deferred compensation balance.

During 2015, Dr. Dent provided new loans totaling $194,026, and NWC repaid Dr. Dent $167,064. In addition, Dr. Dent deferred $156,600 in compensation during 2015. On January 2, 2015, we agreed to issue to Dr. Dent 2,000,000 10-year warrants to purchase common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by Dr. Dent to NWC. The warrants had a fair value of $52,847.

During 2016, Dr. Dent provided new loans totaling $176,500, and the Company repaid Dr. Dent $123,273.

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PLAN OF DISTRIBUTION

The selling security holders may sell some or all of their shares at a fixed price of $0.20 per share until our shares are quoted on the OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	conducting business in places where business practices and customs are unfamiliar and unknown;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the date of this prospectus;

●	broker-dealers may agree with the selling security holders to sell a specified number of the shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any of these methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling security holder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling security holders or any other person. We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to these broker-dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect these transactions).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. [Each selling security holder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

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We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling security holders.

LEGAL MATTERS

Sichenzia Ross Ference Kesner LLP., New York, New York, will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

Our audited financial statements as of December 31, 2015 and 2014 have been included in this prospectus in reliance on the report of RBSM LLP, an independent registered public accounting firm appearing elsewhere herein given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and the shares of common stock that we are offering in this prospectus.

We will file annual, quarterly and current reports and other information with the SEC under the Exchange Act. Such reports and other information filed by the Company with the SEC are available free of charge on the SEC’s website. You may also request a copy of those filings, excluding exhibits, from us at no cost. These requests should be addressed to us at: George O’Leary, Chief Financial Officer, HealthLynked Corp., 1726 Medical Blvd Suite 101, Naples, Florida 34110 and our telephone number is: 239-513-1992. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing by reference. Further, the Company’s references to the URLs for these websites are intended to be inactive textual references only.

40

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

HealthLynked Corp.

We have audited the accompanying consolidated balance sheets of HealthLynked Corp. (formerly Naples Women’s Center) (the “Company”) as of December 31, 2015 and 2014, and the related statements of operations, changes in shareholders' deficit, and cash flows for each of the two years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted the audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealthLynked Corp. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the two years ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the accompanying consolidated financial statements, the Company has suffered loss from operations and is experiencing difficulty in generating sufficient cash flows to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, NY

January 9, 2017

F-2

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2015	2014
ASSETS
Current Assets
Cash	$29,779	$44,006
Accounts receivable, net	300,126	197,071
Prepaid expenses	71,497	---
Total Current Assets	401,402	241,077

Property, plant and equipment, net of accumulated depreciation of $688,323 and $667,414 as of December 31, 2015 and 2014, respectively	74,686	2,305
Deposits	16,796	16,796

Total Assets	$492,884	$260,178

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued expenses	$138,764	$182,379
Capital leases, current portion	18,348	---
Due to related party, current portion	344,749	184,652
Notes payable and bank loans, current portion	45,133	39,738
Total Current Liabilities	546,994	406,769

Long-Term Liabilities
Capital leases, long-term portion	58,102	---
Due to related party, long-term portion	144,215	123,519
Notes payable and bank loans, long-term portion	39,847	84,980

Total Liabilities	789,158	615,268

Shareholders' Deficit
Common stock, par value $0.0001 per share, 230,000,000 shares authorized, 54,120,000 and 51,920,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively	5,412	5,192
Series A convertible preferred stock, par value $0.0001 per share, 20,000,000 shares authorized, 2,953,640 shares issued and outstanding as of December 31, 2015 and 2014	295	295
Common stock issuable, $0.0001 par value; 900,000 and 1,200,000 shares as of December 31, 2015 and 2014, respectively	45,000	60,000
Additional paid-in capital	400,832	238,205
Accumulated deficit	(747,813)	(658,782)
Total Shareholders' Deficit	(296,274)	(355,090)

Total Liabilities and Shareholders' Deficit	$492,884	$260,178

See the accompanying notes to these Consolidated Financial Statements

F-3

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2015	2014
Revenue
Patient service revenue, net	$2,537,732	$2,010,653
Medicare incentives	11,760	50,659
Total revenue	2,549,492	2,061,312

Operating Expenses
Salaries and benefits	1,459,167	1,352,864
General and administrative	1,143,966	1,045,984
Depreciation and amortization	20,910	49,404
Total Operating Expenses	2,624,043	2,448,252

Loss from operations	(74,551)	(386,940)

Other (Expenses) Income
Proceeds from insurance policy	---	368,480
Interest expense	(14,480)	(66,089)
Total other (expenses) income	(14,480)	302,391

Net loss before provision for income taxes	(89,031)	(84,549)

Provision for income taxes	---	---

Net loss	$(89,031)	$(84,549)

Net loss per share, basic and diluted:
Basic	$(0.002)	$(0.002)
Fully diluted	(0.002)	(0.002)

Weighted average number of common shares:
Basic	53,272,876	50,501,696
Fully diluted	53,272,876	50,501,696

See the accompanying notes to these Consolidated Financial Statements

F-4

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2015 AND 2014

	Number of Shares				Common	Additional			Total
	Common	Preferred	Common	Preferred	Stock	Paid-in	Equity	Accumulated	Shareholders'
	Stock	Stock	Stock	Stock	Issuable	Capital	Withdrawals	Deficit	Deficit
	(#)	(#)	($)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2013	50,000,000	---	5,000	---	---	(5,000)	(12,467)	(574,233)	(586,700)

Reclassification of LLC equity withdrawal to "Due to related party" upon restructuring	---	---	---	---	---	---	12,467	---	12,467
Sale of common stock	1,920,000	---	192	---	---	95,808	---	---	96,000
Consultant fees payable with common shares	---	---	---	---	60,000				60,000
Issuance of preferred shares to pay deferred compensation to related party	---	2,953,640	---	295		147,397	---	---	147,692
Net loss	---		---	---		---	---	(84,549)	(84,549)

Balance at December 31, 2014	51,920,000	2,953,640	5,192	295	60,000	238,205	---	(658,782)	(355,090)

Consultant fees paid with common shares	2,200,000	---	220	---	(60,000)	109,780	---	---	50,000
Consultant fees payable with common shares	---	---	---	---	45,000				45,000
Fair value of warrants issued to pay accrued interest to related party	---	---	---	---		52,847	---	---	52,847
Net loss	---	---	---	---		---	---	(89,031)	(89,031)

Balance at December 31, 2015	54,120,000	2,953,640	5,412	295	45,000	400,832	---	(747,813)	(296,274)

See the accompanying notes to these Consolidated Financial Statements

F-5

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2015		2014
Cash Flows from Operating Activities
Net loss		$(89,031)		$(84,549)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		20,910		49,404
Amortization of stock based prepaid fees		17,833		-
Stock based compensation		45,000		60,000
Changes in operating assets and liabilities:
Accounts receivable		(103,055)		(80,931)
Prepaid expenses and deposits		(39,330)		---
Accounts payable and accrued expenses		9,231		100,217
Deferred compensation included in due to related parties		153,831		126,957
Net cash provided by operating activities		15,389		171,098

Cash Flows from Investing Activities
Acquisition of property and equipment		(1,550)		---
Net cash used in investing activities		(1,550)		---

Cash Flows from Financing Activities
Proceeds from sale of common stock		---		96,000
Proceeds from related party loans		194,026		293,938
Repayment of related party loans		(167,064)		(435,169)
Payment on notes payable		(39,738)		(44,685)
Payments on capital leases		(15,290)		(45,353)
Net cash used in financing activities		(28,066)		(135,269)

Net (decrease) increase in cash		(14,227)		35,829
Cash, beginning of period		44,006		8,177

Cash, end of period		$29,779		$44,006

Supplemental disclosure of cash flow information:
Cash paid during the year for interest		$6,643		$13,242
Cash paid during the year for income tax	$	---	$	---

Schedule of non-cash investing and financing activities:
Issuance of preferred stock to pay deferred compensation	$	---		$147,692
Reclassification of LLC equity withdrawal to "Due to related party" upon restructuring	$	---		$12,467
Capitalize full value of new Everbank Capital Lease		$91,740	$	---
Fair value of warrants issued to pay accrued interest on related party loans		$52,847	$	---
Common stock to be issued now issued		$60,000	$	---
Common stock issued for prepaid fees, stock based compensation		$50,000	$	---

See the accompanying notes to these Consolidated Financial Statements

F-6

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - BUSINESS AND BUSINESS PRESENTATION

HealthLynked Corporation, a Nevada corporation (the “Company” or “HLKD”) filed its Articles of Incorporation on August 4, 2014. On September 3, 2014 HLKD filed Amended Articles of Incorporation clarifying that the total authorized shares of 250,000,000 shares are broken up between 230,000,000 common shares and 20,000,000 preferred shares.

On September 5, 2014, HLKD entered into a share exchange agreement (the “Share Exchange Agreement”) with Naples Women’s Center LLC (“NWC”), a Florida Limited Liability Company (“LLC”), acquiring 100% of the LLC membership units of NWC through the issuance of 50,000,000 shares of HLKD common stock to the members of NWC (the “Restructuring”).

NWC is a multi-specialty medical group including OB/GYN (both Obstetrics and Gynecology), and General Practice located in Naples, Florida.

HLKD plans to operate an online personal medical information and record archive system, the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Patients will complete a detailed online personal medical history including past surgical history, medications, allergies, and family history. Once this information is entered patients and their treating physicians will be able to update the information as needed to provide a comprehensive medical history.

Prior to September 5, 2014 (merger date), HLKD was a shell company that HLKD had been formed 2 days prior and had no material operations between formation and the merger date. HLKD was formed for the purpose of acquiring NWC, and eventually developing its own online medical information system business as described above. Prior to the merger date, NWC was an ongoing operation that had been in existence since 1996. NWC generated revenues in the prior years.

The acquisition of NWC (an ongoing operation) by HLKD (an inactive shell company) is treated as a reverse merger and is subject to the guidance provided in ASC 805-40, “Reverse Acquisitions.”

According to ASC 805-30-2, in a reverse acquisition, the accounting acquirer (NWC) usually issues no consideration for the accounting acquiree (HLKD). Instead the accounting acquiree (HLKD) usually issues its equity shares to the owners of accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer (NWC) for its interest in the accounting acquiree (HLKD) is based on the number of equity interests the legal subsidiary (NWC) would have had to issue to give the owners of the legal parent (HLKD) the same percentage equity interest in the combined entity that results from the reverse acquisition.

According to ASC 805-40-45-1, consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (the accounting acquiree, HLKD) but described in the notes as a continuation of the financial statements of the legal subsidiary (the accounting acquirer, NWC), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Comparative information presented also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

According to ASC 805-40-45-2, because the consolidated financial statements represent the continuation of the financial statements of the legal acquiree (NWC), except for its capital structure, the consolidated financial statements reflect all of the following:

●	The assets and liabilities of the legal acquiree (the accounting acquirer, NWC) recognized and measured at their precombination carrying amounts.

●	The assets and liabilities of the legal parent (the accounting acquirer, HLKD) recognized and measured in accordance with the guidance in this chapter applicable to business combinations.

●	The retained earnings and other equity balances of the legal subsidiary (the accounting acquirer, NWC) before the business combination.

F-7

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 – BUSINESS AND BUSINESS PRESENTATION (CONTINUED)

The amount recognized as issued equity interests in the consolidated financial statements is determined by adding the issued equity interest of the legal acquiree (the accounting acquirer, NWC) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree, HLKD) . However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquire, HLKD), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal acquiree (the accounting acquirer, NWC) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire, HLKD) issued in the reverse acquisition.

The consolidated financial statements presented herein include the operations of NWC from the date of its formation as if the transaction between the parties under common control had taken place as of the beginning of the earliest period presented, as well as the operations of HLKD since its inception on August 4, 2014. All share and per share information in the accompanying consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

All significant intercompany transactions and balances have been eliminated upon consolidation.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

All amounts referred to in the notes to the consolidated financial statements are in United States Dollars ($) unless stated otherwise.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts receivable, the valuation and recognition of stock-based compensation expense, valuation allowance for deferred tax assets and useful life of fixed assets.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Patient service revenues are recognized at the time of service for the net amount expected to be collected. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

F-8

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Income (Loss) per Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The number of weighted average common shares outstanding has been retroactively restated to give effect to the shares issued in the Restructuring as if such shares were issued at the beginning of the period presented. During the years ended December 31, 2015 and 2014, the Company reported a net loss and excluded all outstanding stock warrants from the calculation of diluted net loss per common share because inclusion of these securities would have been anti-dilutive. As of December 31, 2015 and 2014, the Company had 2,000,000 and no warrants outstanding, respectively.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly-liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past collectability of the insurance companies, government agencies, and customers’ accounts receivable during the related period which generally approximates 50% of total billings. Trade accounts receivable are recorded at this net amount. As of December 31, 2015 and 2014, the Company’s gross accounts receivable were $666,947 and $438,912, respectively, and net accounts receivable were $300,126 and $197,071, respectively, based upon net reporting of accounts receivable.

Capital Leases

Costs associated with capitalized leases are capitalized and depreciated ratably over the term of the related useful life of the asset and/or the capital lease term. The related depreciation for the years ended December 31, 2015 and 2014 was $15,290 and $45,801, respectively. Accumulated depreciation of capitalized leases was $271,642 and $256,352 at December 31, 2015 and 2014, respectively.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk are cash and accounts receivable. There are no patients/customers that represent 10% or more of the Company’s revenue or accounts receivable. Generally, the Company’s cash and cash equivalents are in checking accounts.

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For consolidated financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of 5 to 7 years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

F-9

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There was no impairment as of December 31, 2015 and 2014.

Fair Value of Assets and Liabilities

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e. an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards have established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:

●	Level 1 – Fair value based on quoted prices in active markets for identical assets or liabilities

●	Level 2 – Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

●	Level 3 – Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability

The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Stock-Based Compensation

The Company accounts for our stock based compensation under ASC 718 "Compensation – Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

F-10

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Recent Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. The Company intends to adopt this guidance for the year ended December 31, 2017. The Company has not yet evaluated the impact the adoption this standard will have on its results of operations upon adoption.

The Company has evaluated recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC and we have not identified any that would have a material impact on the Company’s financial position, or statements.

NOTE 3 – GOING CONCERN MATTERS AND LIQUIDITY

As of December 31, 2015, the Company had a working capital deficit of $145,592 and accumulated deficit of $747,813. For the year ended December 31, 2015, the Company had a net loss of $89,031 and net cash provided by operating activities of $15,389. Net cash used in investing activities was $1,550 and net cash used in financing activities was $28,066.

The Company's cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses for the next twelve months from the date of this report. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through equity and debt financing arrangements, and restructure on-going operations to eliminate inefficiencies to raise cash balance in order to meet its anticipated cash requirements for the next twelve months from the date of this report. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company's ongoing capital expenditures, working capital, and other requirements. Management intends to make every effort to identify and develop sources of funds. The outcome of these matters cannot be predicted at this time. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

F-11

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 – GOING CONCERN MATTERS AND LIQUIDITY (CONTINUED)

Subsequent to December 31, 2015, HLKD (i) received proceeds of $374,000 from the sale of 6,167,500 shares of common stock, (ii) received net proceeds of $550,000 from the sale issuance of convertible promissory notes with a combined face value of $600,000, and (iii) entered into an arrangement with an equity line of credit arrangement with an investor pursuant to which the investor has agreed to purchase up to $3,000,000 of HLKD common stock over a three-year starting upon registration of the underlying shares, with such shares put to the investor by the Company pursuant to the formula specified in the transaction documents, which limits the number of shares put to the investor to the number equal to the average trading volume of the Company’s common shares for the 10 trading days prior to the put notice being issued. The Company paid a $50,000 commitment fee for the equity line of credit arrangement from the proceeds of the convertible promissory notes. See Note 11, Subsequent Events, for further discussion of the equity line of credit arrangement. This funding is expected to provide the Company with sufficient capital resources to meet its projected cash flow requirements and conduct its operations for at least the next twelve-month period commencing on December 31, 2015. However there can be no assurance that additional and unforeseen non-recurring expenses will not arise during the next twelve month period or that the Company will be successful in completing its business development plan.

NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment at December 31, 2015 and 2014 are as follows:

	As of December 31,
	2015	2014

Capital Lease equipment	$343,492	$251,752
Telephone equipment	12,308	12,308
Furniture, transport and office equipment	407,209	405,659

Total Property, plant and equipment	763,009	669,719
Less: accumulated depreciation	(688,323)	(667,414)

Property, plant and equipment, net	$74,686	$2,305

During the year ended December 31, 2015 and 2014 depreciation expense charged to operations was $20,910 and $49,404, respectively.

F-12

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 5 – DUE TO RELATED PARTY

Amounts due to related parties were comprised of the following:

	As of December 31,
	2015	2014
Current portion:
Due to Dr. Michael Dent	$29,811	$23,545
Deferred compensation, Dr. Michael Dent	300,600	144,000
Deferred compensation, previous NWC LLC member	14,338	17,107
Total current portion	344,749	184,652

Long term portion due to Dr. Michael Dent	144,215	123,519

Total due to related parties	$488,964	$308,171

Dr. Michael Dent

Prior to August 2014, NWC was owned and controlled by the Company's Chief Executive Officer, Dr. Michael Dent (“DMD”). DMD first provided an up to $175,000 unsecured Note Payable to the Company with a 0% interest rate. During 2013 the limit on the unsecured Note Payable was increased up to $500,000, and during 2014 it was increased up to $750,000, with a maturity date of December 31, 2017. During 2015, as described below, interest was paid on the note balance through the end of 2014 via the issuance of warrants to purchase HLKD common shares.

During 2014, DMD provided new loans totaling $293,938, and NWC repaid DMD $435,169, including $368,179 that was received by NWC for insurance proceeds. In addition, DMD deferred $144,000 in compensation during 2014. During 2014, DMD was also issued 2,953,640 shares of HLKD preferred stock with a value of $147,692 in satisfaction of his deferred compensation balance from 2013.

During 2015, DMD provided new loans totaling $194,026, and NWC repaid DMD $167,064. In addition, DMD deferred $156,600 in compensation during 2015. On January 2, 2015, NWC agreed to issue to DMD 2,000,000 10-year warrants to purchase HLKD common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by DMD to NWC. The warrants had a fair value of $52,847 using the Black Scholes pricing model, using assumed volatility of 40% and a risk free interest rate of 2.12%.

Previous LLC Member

During 2014, the Company accrued deferred compensation for a previous LLC member and employee in the amount of $29,573. Additionally, upon acquisition of the membership interests of NWC by HLKD in August 2014, this member’s equity withdrawal balance in the amount of $12,467 was reclassified from equity to due to related party.

During 2015, the Company paid $2,769 to this former member to reduce deferred compensation balances.

SKS Consulting

In January 2015, the Company issued 1,200,000 shares of its common stock for services rendered by SKS Consulting in 2014. The shares of common stock were valued at $60,000, or $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price. George O’Leary, the principal of SKS Consulting, was hired in July 2016 as the Company’s CFO.

The Company also recognized $45,000 of professional service expense provided by SKS Consulting in 2015 that was satisfied by the issuance in June 2016 of 900,000 shares of common stock. The shares of common stock were valued at $45,000, or $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price. As of December 31, 2015, $45,000 was recorded in “common stock issuable” related to these shares.

F-13

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 6 – NOTES PAYABLE

Notes payable as of December 31, 2015 and 2014 are comprised of the following:

	As of December 31,
	2015	2014

Note payable to FCB (Bank loan)	$84,980	$124,718
Note payable, Everbank Lease (Capital leases)	76,450	---

Total notes payable	161,430	124,718
Less: bank loan, current portion	(45,133)	(39,738)
Less: capital leases, current portion	(18,348)	---

Notes payable, bank loans and capital leases, long-term portion	$97,949	$84,980

Note Payable – Capital Leases

In September 2009, the Company completed a financing with Great America Financial Services (“GAL”) for a capital lease related to the Greenway Electronic Medical Records “EMR” and billing software for principal of $102,513 plus interest with a 60-month capital lease. The interest rate was 12.25% annual interest with a total interest during the 60 months of $34,739 for a total amount of principal and interest of $137,252. The monthly payment is $2,287 including principal and interest. The capital lease ended in August 2014 and no amounts were owed to GAL as of December 31, 2015 and 2014.

In December 2009, the Company entered into a $114,500 capital equipment finance lease for Ultra Sound equipment with Everbank Commercial Finance Inc. (“Everbank”), subject to delivery and acceptance. There was no interest on this lease. The monthly payment is $1,908 for 60 months ending in November 2014. The capital lease ended in November 2014 and no amounts were owed to Everbank as of December 31, 2015 and 2014.

In March 2015, the Company entered into a new capital equipment finance lease for Ultra Sound equipment with Everbank. There was no interest on this lease. The monthly payment is $1,529 for 60 months ending in March 2020. As of December 31, 2015, the Company owed Everbank $76,450 pursuant to this capital lease.

During the years ended December 31, 2015 and 2014, the Company made payments on capital leases of $15,290 and $45,353, respectively. During the years ended December 31, 2015 and 2014, the Company recorded interest expense related to capital leases totaling $1,959 and $23, respectively.

Future minimum payments to which the Company is obligated pursuant to the capital leases as of December 31, 2015 are as follows:

2016	$18,348
2017	18,348
2018	18,348
2019	18,348
2020	3,058

Total	$76,450

F-14

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 6 – NOTES PAYABLE (CONTINUED)

Notes Payable – Bank Loan

The Company signed a 60-month bank loan in November 2012 with Florida Community Bank (“FCB”) and a principal amount of $215,000 with a 4.75% interest rate with monthly payments of $4,033. As of December 31, 2015 and 2014, the Company owed FCB $84,980 and $124,718, respectively.

During the years ended December 31, 2015 and 2014, the Company made repayments on this bank loan of $39,738 and $44,685, respectively. During the years ended December 31, 2015 and 2014, interest expense related to this bank loan was $4,695 and $8,433, respectively.

Future minimum payments to which the Company is obligated pursuant to the FCB loan as of December 31, 2015 are as follows:

2016	$45,133
2017	39,847

Total	$84,980

NOTE 7 – SHAREHOLDERS’ DEFICIT

Prior to September 5, 2014, NWC was owned by two members. On September 5, 2014, HLKD entered into the Share Exchange Agreement with NWC, acquiring 100% of the LLC membership units of NWC through the issuance of 50,000,000 shares of HLKD common stock to the members of NWC (the “Acquisition”). Following is a description of the capital stock of HLKD.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of HLKD common stock will be entitled to receive ratably dividends, if any, declared by the board of directors out of legally available funds; however, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The Company’s board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

On September 4, 2014, the Company filed with the Nevada Secretary of State a certificate of designation for up to 20,000,000 shares of Series A Convertible Preferred Stock (the “Series A”). Each share of Series A Convertible Preferred Stock (“Series A”) issued in 2014 converts into one share of common, has voting rights on an as converted basis, and receives liquidation preferences. Series A shares are not redeemable and have no dividend rights.

Issuance of Common and Preferred Stock

On September 5, 2014, HLKD entered into the Share Exchange Agreement with NWC, acquiring 100% of the LLC membership units of NWC through the issuance of 50,000,000 shares of HLKD common stock to the members of NWC.

F-15

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 7 – SHAREHOLDERS’ DEFICIT (CONTINUED)

On September 5, 2014, HLKD issued 2,953,640 shares of Series A preferred stock with a value of $147,692 to DMD to reduce his deferred compensation balance by the same amount. The Company accounted for the Series A shares issued as permanent equity and determined that the embedded conversion feature did not meet the requirements for treatment as a liability or as a beneficial conversion feature.

In October and November 2014, the Company sold 1,920,000 shares of common stock as part of a Friends and Family stock subscription agreement which expired end of November 2014. The Company received $96,000 in proceeds from the sale. The shares were issued at a share price of $0.05 per share.

In January 2015, the Company issued 1,200,000 shares of its common stock for payment of services rendered. The shares were valued at $0.05 per share or a total of $60,000, which was charged to general and administrative expense during 2014 when the services were performed.

In November 2015, the Company issued 1,000,000 shares of its common stock for payment of services rendered. The shares were valued at $0.05 per share or a total of $50,000, which was initially recorded as prepaid fees and charged to general and administrative expense over the period of the services from November 2015 to November 2016. During the year ended December 31, 2015, the Company charged $17,833 to the statement of operations, with the unamortized portion of $32,167 recorded as prepaid fees as of December 31, 2015.

Warrants

Transactions involving our stock warrants are summarized as follows:

	2015		2014
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding at beginning of the period	—	$—	—	$—
Granted during the period	2,000,000	0.05	—	—
Exercised during the period	—	—	—	—
Terminated during the period	—	—	—	—
Outstanding at end of the period	2,000,000	$0.05	—	—
Exercisable at end of the period	2,000,000	$0.05	—	—

The weighted average remaining life of the warrants is 9 years.

On January 2, 2015, NWC agreed to issue to DMD 2,000,000 10-year warrants to purchase HLKD common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by DMD to NWC. The warrants vested upon grant. The warrants had a fair value of $52,847 using the Black Scholes pricing model, using assumed market price of $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price, volatility of 40% and a risk free interest rate of 2.12%.

F-16

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Service contracts

The Company carries various service contracts on its office buildings & certain copier equipment for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Leases

The Company has three real estate leases; two in Naples, Florida and one is Estero, Florida. The Company entered into an operating lease for its main office in Naples, Florida. The lease commenced on August 1, 2013 and expires July 31, 2020. The lease is for a 6901 square-foot space. The base rent for the first full year of the lease term is $251,287 per annum with increases during the period. The Company entered into another operating lease in the same building for an additional 361 square feet space for use of the medical equipment for the same period. The base rent for the first full year of the lease term is $13,140 per annum.

The Company entered into an operating lease in a second location in Estero, Florida. The lease commenced on July 1, 2006 and expires June 30, 2016. The lease is for 3166 square feet space. The base rent for the term of the lease is $100,679 per annum.

Total lease rental expense for the years ended December 31, 2015 and 2014 were $377,248 and $344,418, respectively.

Future minimum lease payments (excluding real estate taxes and maintenance costs) as of December 31, 2015 are as follows:

2016	$328,438
2017	264,427
2018	267,180
2019	273,856
2020	162,055

Total	$1,295,956

Employment/Consulting Agreements

The Company has employment agreements with each of its four physicians. The agreements generally call for a fixed salary at the beginning of the contract with a transaction to performance based pay later in the contract. The contracts expire at various times between 2016 and 2019, with early termination available upon a notice period of 30-90 days during which compensation is paid to the physician but NWC has no further severance obligation. During 2016, DMD retired from practice and to focus on his duties as CEO of HLKD.

F-17

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 9 – SEGMENT REPORTING

The Company has two reportable segments: NWC and HLKD. NWC is a multi-specialty medical group including OB/GYN (both Obstetrics and Gynecology), and General Practice. The practice’s office is located in Naples, Florida. HLKD plans to operate an online personal medical information and record archive system, the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Patients will complete a detailed online personal medical history including past surgical history, medications, allergies, and family history. Once this information is entered patients and their treating physicians will be able to update the information as needed to provide a comprehensive medical history.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Segment information for the years ended December 31, 205 and 2014 was as follows:

	2015				2014
	NWC	HLKD		Total	NWC	HLKD		Total
Revenue
Patient service revenue, net	$2,537,732	$	---	$2,537,732	$2,010,653	$	---	$2,010,653
Medicare incentives	11,760		---	11,760	50,659		---	50,659
Total revenue	2,549,492		---	2,549,492	2,061,312		---	2,061,312

Operating Expenses
Salaries and benefits	1,429,013		30,154	1,459,167	1,352,864		---	1,352,864
General and administrative	1,054,551		89,415	1,143,966	961,630		84,354	1,045,984
Depreciation and amortization	20,910		---	20,910	49,404		---	49,404
Total Operating Expenses	2,504,474		119,569	2,624,043	2,363,898		84,354	2,448,252

Income (loss) from operations	$45,018		$(119,569)	$(74,551)	$(302,586)		$(84,354)	$(386,940)

Other Segment Information
Identifiable assets	$459,453		$33,431	$492,884	$254,532		$5,646	$260,178
Interest expense	14,480		---	14,480	66,089		---	66,089
Proceeds from insurance policy	---		---	---	368,480		---	368,480

NOTE 10 – INCOME TAXES

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net loss compared to the income taxes in the consolidated statement of operations:

	2015	2014

Pre-tax loss	$(89,031)	$(84,549)
Statutory rate	34%	34%
Income tax benefit at statutory rate	(30,271)	(28,747)
Permanent and other differences	---	---

Change in valuation allowance	$(30,271)	$(28,747)

F-18

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 10 – INCOME TAXES (CONTINUED)

As of December 31, 2015 and 2014, the types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts which gave rise to deferred taxes, and their tax effects were as follows:

	As of December 31,
	2015		2014

Net operating loss carryforwards		$58,018		$28,747
Stock based compensation expense		---		---
Total deferred tax assets		58,018		28,747
Valuation allowance		(58,018)		(28,747)

Net deferred tax assets	$	---	$	---

Due to the uncertainty of the utilization and recoverability of the loss carry-forwards and other deferred tax assets, Management has determined a full valuation allowance for the deferred tax assets, since it is more likely than not that the deferred tax assets will not be realizable.

Prior to 2014 HLKD was an S-Corporation, as defined in the Internal Revenue Code. As an S-Corporation, income/losses were passed through to the stockholders for each year. During 2014, the Company failed to meet the requirements of an S-Corporation when it authorized and issued a second class of stock other than common stock. The S-Corporation requirements allow only one class of stock, among other certain requirements, to maintain S-Corporation status, as defined. The Company upon failing to maintain its S Corporation status became a C-Corporation during 2014. Prior year losses and up to the date that the Company lost its S-Corporation status are not available to the Company, since they were passed through to qualified S-Corporation shareholders. The net operating loss (“NOL”) carryovers presented in this note are estimates based on the losses reported at December 31, 2015 and 2014. Such NOL carryovers could also be subject to IRC Section 382 change of ownership rules, but management has not reviewed the Company’s ownership changes at the date of this filing. Since the NOLs based upon management’s assessment have a full valuation allowance, no benefit has been taken for the NOL’s, as of the filing date.

Prior to September 5, 2014, the date on which NWC and HLKD completed the Restructuring, the Company’s business was comprised of the operations of NWC, which at the time was an LLC comprised of two members. All income taxes resulting from the operation of NWC were passed through to the personal income tax returns of the LLC members. Subsequent to September 5, 2014, HLKD reports the consolidated operations of NWC and HLKD in its tax returns. On a consolidated basis, HLKD did not have any tax liability for 2014 or 2015 due to its pre-tax losses. Such return filings are being reviewed by Management, based upon the Company failing to meet the S-Corporation status, as defined. The Company believes there would be no tax liability created for the S corporation failure, since the Company has had losses for the periods presented in this filing.

The Company has not taken any uncertain tax positions on any of its open income tax returns filed through the period ended December 31, 2015. The Company’s methods of accounting are based on established income tax principles in the Internal Revenue Code and are properly calculated and reflected within its income tax returns on the accrual basis. In addition, Management believes it has filed income tax returns in all applicable jurisdictions in which the Company had material nexus warranting an income tax return filing.

The Company re-assesses the validity of its conclusions regarding uncertain tax positions on a quarterly basis to determine if facts or circumstances have arisen that might cause the Company to change its judgment regarding the likelihood of a tax position’s sustainability under audit. The Company has determined that there were no uncertain tax positions for the years ended December 31, 2015 and 2014.

F-19

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 11 – SUBSEQUENT EVENTS

On January 1, 2016, the Company made grants pursuant to its newly-formed Equity Incentive Plan totaling 1,515,000 shares. Shares granted pursuant to the Equity Incentive Plan are subject to vesting requirements based on service periods. A portion of the grants generally vests at issuance, with the remainder vesting on a straight-lien basis over a four-year period. Of the 1,515,000 shares granted in January 2016, 600,000 vested upon grant.

In June 1, 2016, the Company issued 900,000 shares of its common stock for services rendered by SKS Consulting in 2015. The shares of common stock were valued at $45,000, or $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price.

During June 2016, the Company sold 3,980,000 shares of its common stock at $0.05 per share to ten separate investors for gross proceeds of $199,000.

On January 1, 2016, the Company instituted the 2016 Equity Incentive Plan (the “EIP”) for the purpose of having equity awards available to allow for equity participation by its employees. The EIP allows for the issuance of up to 15,503,680 shares of the Company’s common stock to employees, which may be issued in the form of stock options, stock appreciation rights, or restricted shares. The EIP is governed by the Company’s board, or a committee that may be appointed by the board in the future. During the nine months ended September 30, 2016, the Company made grants totaling 1,552,500 shares of restricted common stock pursuant to the EIP. The grants are subject to time-based vesting requirements and generally vest a portion upon grant and the balance on a straight-line basis over a period of four years. Shares vested during the nine months ended September 30, 2016 totaled 612,500, leaving 940,000 unvested. The aggregate grant date fair value of shares granted pursuant to the EIP in the nine months ended September 30, 2016 was $62,100 (net of expected forfeitures). Grants made during 2016 were valued at $0.05 per share, which is the price at which the Company’s common shares were last sold. Total stock based compensation recognized for grants under the EIP was $9,165 during the nine months ended September 30, 2016. Total unrecognized stock compensation related to these grants was $52,935 as of September 30, 2016.

During June 2016 and July 2016, the Company sold 2,187,500 shares of its common stock, along with 5-year warrants to purchase an additional 2,187,500 shares of common stock, for a total sale price of $0.08 per share to 3 separate investors. The Company realized gross proceeds of $175,000 from these transactions.

On July 30, 2016, the Company issued 1,000,000 shares to a consultant as partial payment for services rendered by the consultant between November 2015 to November 2016.

On July 7, 2016, the Company entered into an Investment Agreement and other related agreements with an investor pursuant to which the investor agreed to provide a $3,000,000 Equity Line of Credit (the “ELOC”). The ELOC allows the Company, once it has registered shares underlying the ELOC for resale and subject to certain other restrictions, to put shares to the ELOC investor at a price equal to the average daily volume weighted average price (“VWAP”) for the preceding ten trading days. Each put must be at least $5,000 and cannot exceed $150,000.

On July 7, 2016, the Company entered into a 6% fixed convertible secured promissory note with an investor with a face value of $550,000 (the “$550k Note”) maturing on April 11, 2017. The $550k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.08 per share, and is secured by all of the Company’s assets.

On July 7, 2016, the Company entered into a 10% fixed convertible commitment fee promissory note with an investor with a face value of $50,000 (the “$50k Note”) maturing on July 11, 2017. The $50k note was issued as a commitment fee payable to the ELOC investor in exchange for the investor’s commitment to enter into the ELOC, subject to registration of the shares underlying the ELOC. The $50k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.10 per share.

On July 7, 2016, the Company issued warrants to purchase 277,778 shares of commons stock at an exercise price of $0.09 and a five-year term, in exchange for services provided. The warrants had a fair value of $7,173 using the Black Scholes pricing model with the following assumptions: risk-free interest rate of 0.97%, expected life of 5 years, volatility of 40%, and expected dividend yield of zero. This amount was recorded to general and administrative expense during the nine months ended September 30, 2016.

F-20

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 11 – SUBSEQUENT EVENTS (CONTINUED)

On July 30, 2016, the Company issued 1,000,000 shares of its common stock for payment of services rendered. The shares were valued at $0.08 per share or a total of $80,000, of which $60,000 was charged to general and administrative expense during the nine months ended September 30, 2016.

On July 30, 2016, DMD converted 2,953,640 shares of Series A convertible preferred stock into 2,953,640 shares of common stock. The Company did not receive any proceeds from the conversion.

F-21

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
ASSETS	(unaudited)
Current Assets
Cash	$324,213	$29,779
Accounts receivable, net	192,519	300,126
Prepaid expenses	10,833	71,497
Total Current Assets	527,565	401,402

Property, plant and equipment, net of accumulated depreciation of $704,127 and $688,323 as of September 30, 2016 and December 31, 2015, respectively	71,494	74,686
Deposits	16,796	16,796

Total Assets	$615,855	$492,884

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$72,845	$138,764
Capital leases, current portion	22,935	18,348
Due to related party, current portion	294,938	344,749
Convertible notes payable, net of original issue discount and debt discount of $222,770	377,230	---
Notes payable and bank loans, current portion	---	45,133

Total Current Liabilities	767,948	546,994

Long-Term Liabilities
Capital leases, long-term portion	39,754	58,102
Due to related party, long-term portion	227,253	144,215
Notes payable and bank loans, long-term portion	---	39,847

Total Liabilities	1,034,955	789,158

Shareholders' Deficit
Common stock, par value $0.0001 per share, 230,000,000 shares authorized, 65,753,640 and 54,120,000 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	6,575	5,412
Preferred stock, par value $0.0001 per share, 20,000,000 shares authorized, -0- and 2,953,640 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	---	295
Common stock issuable, $0.0001 par value; -0- and 900,000 shares as of September 30, 2016 and December 31, 2015, respectively	---	45,000
Additional paid-in capital	1,190,615	400,832
Accumulated deficit	(1,616,290)	(747,813)
Total Shareholders' Deficit	(419,100)	(296,274)

Total Liabilities and Shareholders' Deficit	$615,855	$492,884

See the accompanying notes to these Unaudited Condensed Consolidated Financial Statements

F-22

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

	Nine Months Ended September 30,
	2016	2015
Revenue
Patient service revenue, net	$1,515,294	$1,883,223
Medicare incentives	---	11,760
Total revenue	1,515,294	1,894,983

Operating Expenses
Salaries and benefits	1,134,072	1,032,799
General and administrative	1,145,791	839,425
Depreciation and amortization	15,804	13,576
Total Operating Expenses	2,295,667	1,885,800

(Loss) income from operations	(780,373)	9,183

Other Income (Expenses)
Proceeds from settlement of lawsuit	38,236	---
Amortization of original issue and debt discounts on convertible notes	(100,187)	---
Interest expense	(26,153)	(11,153)
Total other expenses	(88,104)	(11,153)

Net loss before provision for income taxes	(868,477)	(1,970)

Provision for income taxes	---	---

Net loss	$(868,477)	$(1,970)

Net loss per share, basic and diluted:
Basic	$(0.015)	$(0.000)
Fully diluted	$(0.015)	$(0.000)

Weighted average number of common shares:
Basic	58,092,593	53,115,604
Fully diluted	58,092,593	53,115,604

See the accompanying notes to these Unaudited Condensed Consolidated Financial Statements

F-23

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

	Number of Shares				Common	Additional		Total
	Common	Preferred	Common	Preferred	Stock	Paid-in	Accumulated	Shareholders'
	Stock	Stock	Stock	Stock	Issuable	Capital	Deficit	Deficit
	(#)	(#)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2015	54,120,000	2,953,640	5,412	295	45,000	400,832	(747,813)	(296,274)

Sale of common stock	6,167,500	---	617	---	---	373,383	---	374,000
Consultant fees paid with common shares and warrants	1,900,000	---	190	---	(45,000)	131,983	---	87,173
Fair value of warrants and beneficial conversion feature allocated to proceeds of convertible notes payable	---	---	---	---	---	272,957	---	272,957
Shares issued pursuant to employee equity incentive plan	612,500	---	61	---	---	11,460	---	11,521
Conversion of preferred shares to common shares	2,953,640	(2,953,640)	295	(295)	---	---	---	---
Net loss	---	---	---	---	---	---	(868,477)	(868,477)

Balance at September 30, 2016 (unaudited)	65,753,640	---	6,575	---	---	1,190,615	(1,616,290)	(419,100)

See the accompanying notes to these Unaudited Condensed Consolidated Financial Statements

F-24

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2016		2015
Cash Flows from Operating Activities
Net loss		$(868,477)		$(1,970)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation		15,804		13,576
Stock based compensation, including amortization of prepaid fees		120,038		33,750
Amortization of original issue discount and debt discount on convertible notes		100,187		---
Non-cash expenses		75,000		---
Changes in operating assets and liabilities:
Accounts receivable		107,607		(74,269)
Prepaid expenses and deposits		39,330		---
Prepaid interest		---		---
Accounts payable and accrued expenses		(65,930)		(37,174)
Changes in deferred compensation included in due to related parties		(20,000)		114,681
Net cash (used in) provided by operating activities		(496,441)		48,594

Cash Flows from Investing Activities
Acquisition of property and equipment		(12,611)		(1,550)
Net cash used in investing activities		(12,611)		(1,550)

Cash Flows from Financing Activities
Proceeds from sale of common stock		374,000		---
Proceeds from issuance of convertible notes		475,000		---
Proceeds from related party loans		176,500		114,026
Repayment of related party loans		(123,273)		(119,516)
Payment on notes payable		(84,980)		(32,384)
Payments on capital leases		(13,761)		(10,703)
Net cash provided by (used in) financing activities		803,486		(48,577)

Net increase (decrease) in cash		294,434		(1,533)
Cash, beginning of period		29,779		44,006

Cash, end of period		$324,213		$42,473

Supplemental disclosure of cash flow information:
Cash paid during the period for interest		$18,316		$5,592
Cash paid during the period for income tax	$	---	$	---
Schedule of non-cash investing and financing activities:
Common stock to be issued now issued		$45,000		$60,000
Discount on convertible notes payable		$272,957	$	---
Fair value of warrants issued to pay accrued interest on related party loans	$	---		$52,847
Common stock issued for prepaid fees, stock based compensation		$80,000	$	---
Convertible note holder directly paid off via accrued expenses		$25,000	$	---
Common stock issued for preferred stock conversion		$295	$	---
Capitalize full value of new capital lease	$	---		$91,740

See the accompanying notes to these Unaudited Condensed Consolidated Financial Statements

F-25

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 1 – BUSINESS AND BUSINESS PRESENTATION

HealthLynked Corporation, a Nevada corporation (the “Company” or “HLKD”) filed its Articles of Incorporation on August 4, 2014. On September 3, 2014 HLKD filed Amended Articles of Incorporation clarifying that the total authorized shares of 250,000,000 shares are broken up between 230,000,000 common shares and 20,000,000 preferred shares. On September 5, 2014, HLKD entered into a share exchange agreement (the “Share Exchange Agreement”) with Naples Women’s Center LLC (“NWC”), a Florida Limited Liability Company (“LLC”), acquiring 100% of the LLC membership units of NWC through the issuance of 50,000,000 shares of HLKD common stock to the members of NWC (the “Restructuring”).

NWC is a multi-specialty medical group including OB/GYN (both Obstetrics and Gynecology), and General Practice located in Naples, Florida.

HLKD plans to operate an online personal medical information and record archive system, the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Patients will complete a detailed online personal medical history including past surgical history, medications, allergies, and family history. Once this information is entered patients and their treating physicians will be able to update the information as needed to provide a comprehensive medical history.

Prior to September 5, 2014 (merger date), HLKD was a shell company that HLKD had been formed 2 days prior and had no material operations between formation and the merger date. HLKD was formed for the purpose of acquiring NWC, and eventually developing its own online medical information system business as described above. Prior to the merger date, NWC was an ongoing operation that had been in existence since 1996. NWC generated revenues in the prior years.

The acquisition of NWC (an ongoing operation) by HLKD (an inactive shell company) is treated as a reverse merger and is subject to the guidance provided in ASC 805-40, “Reverse Acquisitions.”

According to ASC 805-30-2, in a reverse acquisition, the accounting acquirer (NWC) usually issues no consideration for the accounting acquiree (HLKD). Instead the accounting acquiree (HLKD) usually issues its equity shares to the owners of accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer (NWC) for its interest in the accounting acquiree (HLKD) is based on the number of equity interests the legal subsidiary (NWC) would have had to issue to give the owners of the legal parent (HLKD) the same percentage equity interest in the combined entity that results from the reverse acquisition.

According to ASC 805-40-45-1, consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (the accounting acquiree, HLKD) but described in the notes as a continuation of the financial statements of the legal subsidiary (the accounting acquirer, NWC), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Comparative information presented also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

According to ASC 805-40-45-2, because the consolidated financial statements represent the continuation of the financial statements of the legal acquiree (NWC), except for its capital structure, the consolidated financial statements reflect all of the following:

●	The assets and liabilities of the legal acquiree (the accounting acquirer, NWC) recognized and measured at their precombination carrying amounts.

●	The assets and liabilities of the legal parent (the accounting acquirer, HLKD) recognized and measured in accordance with the guidance in this chapter applicable to business combinations.

●	The retained earnings and other equity balances of the legal subsidiary (the accounting acquirer, NWC) before the business combination.

F-26

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 1 – BUSINESS AND BUSINESS PRESENTATION (CONTINUED)

The amount recognized as issued equity interests in the consolidated financial statements is determined by adding the issued equity interest of the legal acquiree (the accounting acquirer, NWC) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree, HLKD) . However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquire, HLKD), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal acquiree (the accounting acquirer, NWC) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire, HLKD) issued in the reverse acquisition.

The unaudited condensed consolidated financial statements presented herein include the operations of NWC from the date of its formation as if the transaction between the parties under common control had taken place as of the beginning of the earliest period presented, as well as the operations of HLKD since its inception on August 4, 2014. All share and per share information in the accompanying unaudited condensed consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated operations of NWC and HLKD for all periods presented. All significant intercompany transactions and balances have been eliminated upon consolidation.

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments of a normal recurring nature that are necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with information included in the Company’s audited financial statements for the years ended December 31, 2015 and 2014.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying unaudited condensed consolidated financial statements follows:

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

All amounts referred to in the notes to the consolidated financial statements are in United States Dollars ($) unless stated otherwise.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts receivable, the valuation and recognition of stock-based compensation expense, valuation allowance for deferred tax assets and useful life of fixed assets.

F-27

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Patient service revenues are recognized at the time of service for the net amount expected to be collected. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly-liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past collectability of the insurance companies, government agencies, and customers’ accounts receivable during the related period which generally approximates 50% of total billings. Trade accounts receivable are recorded at this net amount. As of September 30, 2016 and December 31, 2015, the Company’s gross accounts receivable were $434,580 and $666,947, respectively, and net accounts receivable were $192,519 and $300,126, respectively, based upon net reporting of accounts receivable.

Capital Leases

Costs associated with capitalized leases are capitalized and depreciated ratably over the term of the related useful life of the asset and/or the capital lease term. The related depreciation for the nine months ended September 30, 2016 and 2015 was $13,761 and $10,703, respectively. Accumulated depreciation of capitalized leases was $276,216 and $262,455 at September 30, 2016 and December 31, 2015, respectively.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk are cash and accounts receivable. There are no patients/customers that represent 10% or more of the Company’s revenue or accounts receivable. Generally, the Company’s cash and cash equivalents are in checking accounts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For consolidated financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of 5 to 7 years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. There was no impairment as of September 30, 2016 and December 31, 2015.

F-28

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible Notes

Convertible notes are regarded as compound instruments, consisting of a liability component and an equity component. The component parts of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized as additional paid-in capital and included in equity, net of income tax effects, and is not subsequently remeasured. After initial measurement, they are carried at amortized cost using the effective interest method.

Fair Value of Assets and Liabilities

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e. an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards have established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:

●	Level 1 – Fair value based on quoted prices in active markets for identical assets or liabilities

●	Level 2 – Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

●	Level 3 – Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability

The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Stock-Based Compensation

We account for our stock based compensation under ASC 718 "Compensation – Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

F-29

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Recurring Fair Value Measurements

The carrying value of the Company’s financial assets and financial liabilities is their cost, which may differ from fair value. The carrying value of cash held as demand deposits, money market and certificates of deposit, marketable investments, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximated their fair value.

Net Income (Loss) per Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The number of weighted average common shares outstanding has been retroactively restated to give effect to the shares issued in the Restructuring as if such shares were issued at the beginning of the period presented. During the nine months ended September 30, 2016 and 2015, the Company reported a net loss and excluded all outstanding stock options, warrants and other dilutive securities from the calculation of diluted net loss per common share because inclusion of these securities would have been anti-dilutive. As of September 30, 2016 and December 31, 2015, the Company had 10,576,389 and 2,000,000 warrants outstanding, respectively.

Recent Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. The Company intends to adopt this guidance for the year ended December 31, 2017. The Company has not yet evaluated the impact the adoption this standard will have on its results of operations upon adoption.

The Company has evaluated recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC and we have not identified any that would have a material impact on the Company’s financial position, or statements.

NOTE 3 – GOING CONCERN MATTERS AND LIQUIDITY

As of September 30, 2016, the Company had a working capital deficit of $240,383 and accumulated deficit of $1,616,290. For the nine months ended September 30, 2016, the Company had a net loss of $868,477 and net cash used in operating activities of $496,441. Net cash used in investing activities was $12,611. Net cash provided by financing activities was $803,486, resulting principally from net proceeds from issuance of convertible notes of $475,000 and the sale of common stock of $374,000.

F-30

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 3 – GOING CONCERN MATTERS AND LIQUIDITY (CONTINUED)

The Company's cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses for the next twelve months from the date of this report. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through equity and debt financing arrangements, and restructure on-going operations to eliminate inefficiencies to raise cash balance in order to meet its anticipated cash requirements for the next twelve months from the date of this report. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company's ongoing capital expenditures, working capital, and other requirements. Management intends to make every effort to identify and develop sources of funds. The outcome of these matters cannot be predicted at this time. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

During the nine months ended September 30, 2016, HLKD (i) received proceeds of $374,000 from the sale of 6,167,500 shares of common stock, (ii) received net proceeds of $475,000 from the issuance of convertible promissory notes with a combined face value of $600,000, and (iii) entered into an arrangement with an equity line of credit arrangement with an investor pursuant to which the investor has agreed to purchase up to $3,000,000 of HLKD common stock over a three-year starting upon registration of the underlying shares, with such shares put to the investor by the Company pursuant to the formula specified in the transaction documents, which limits the number of shares put to the investor to the number equal to the average trading volume of the Company’s common shares for the 10 trading days prior to the put notice being issued. This funding is expected to provide the Company with sufficient capital resources to meet its projected cash flow requirements in conducting its operations for at least the next twelve-month period commencing on September 30, 2016. However there can be no assurance that additional and unforeseen non-recurring expenses will not arise during the next twelve month period or that the Company will be successful in completing its business development plan.

NOTE 4 – DUE TO RELATED PARTY

Amounts due to related parties were comprised of the following:

	September 30,	December 31,
	2016	2015
Current portion:
Due to Dr. Michael Dent	$ ---	$29,811
Deferred compensation, Dr. Michael Dent	294,938	300,600
Deferred compensation, previous NWC LLC member	---	14,338
Total current portion	294,938	344,749

Long term portion:
Due to Dr. Michael Dent	227,253	144,215

Total due to related parties	$522,191	$488,964

F-31

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 4 – DUE TO RELATED PARTY (CONTINUED)

Dr. Michael Dent

Prior to August 2014, NWC was owned and controlled by the Company's Chief Executive Officer, Dr. Michael Dent (“DMD”). DMD first provided an up to $175,000 unsecured Note Payable to the Company with a 0% interest rate. During 2013 the limit on the unsecured Note Payable was increased up to $500,000, and during 2014 it was increased up to $750,000, with a maturity date of December 31, 2017. During the nine months ended September 30, 2015, as described below, interest was paid on the note balance through the end of 2014 via the issuance of warrants to purchase HLKD common shares.

During the nine months ended September 30, 2015, DMD provided new loans totaling $114,026, and the Company repaid DMD $119,516. In addition, DMD deferred $117,450 in compensation during the nine months ended September 30, 2015. On January 2, 2015, NWC agreed to issue to DMD 2,000,000 10-year warrants to purchase HLKD common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by DMD to NWC. The warrants had a fair value of $52,847 using the Black Scholes pricing model with the following assumptions: risk-free interest rate of 2.12%, expected life of 10 years, volatility of 40%, and expected dividend yield of zero.

During the nine months ended September 30, 2016, DMD provided new loans totaling $176,500, and the Company repaid DMD $123,273.

Previous LLC Member

During the nine months ended September 30, 2016 and 2015, the Company paid deferred compensation for a previous LLC member and employee in the amount of $20,000 and $2,769, respectively.

SKS Consulting

In January 2015, the Company issued 1,200,000 shares of its common stock for services rendered by SKS Consulting in 2014. The shares of common stock were valued at $60,000, or $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price. George O’Leary, the principal of SKS Consulting, was hired in July 2016 as the Company’s CFO.

In June 2016, the Company issued 900,000 shares of its common stock for services rendered by SKS Consulting in 2015. The shares of common stock were valued at $45,000, or $0.05 per share based on concurrent sales of HLKD common stock to third parties at that price. George O’Leary, the principal of SKS Consulting, was hired in July 2016 as the Company’s CFO.

F-32

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 5 – NOTES PAYABLE INCLUDING CONVERTIBLE NOTES

Notes payable as of September 30, 2016 and December 31, 2015 are comprised of the following:

	September 30,	December 31,
	2016	2015

Convertible notes payable	$377,230	$ ---
Note payable to FCB (Bank loan)	---	84,980
Note payable, New Everbank Lease (Capital leases)	62,689	76,450

Total notes payable	439,919	161,430
Less: convertible notes payable, current portion	(377,230)	-0-
Less: bank loan, current portion	---	(45,133)
Less: capital leases, current portion	(22,935)	(18,348)

Notes payable, bank loans and capital leases, long-term portion	$39,754	$97,949

Convertibles Note Payable

On July 7, 2016, the Company entered into a 6% fixed convertible secured promissory note with an investor with a face value of $550,000 maturing on April 11, 2017 (the “$550k Note”). The $550k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.08 per share, and is secured by all of the Company’s assets. The Company received $500,000 net proceeds from the note after a $50,000 original issue discount. The investors were also granted a five-year warrant to purchase 6,111,111 shares of the Company’s common stock at an exercise price of $0.09 per share. The fair value of the warrants was calculated using the Black-Scholes pricing model at $157,812, with the following assumptions: risk-free interest rate of 0.97%, expected life of 5 years, volatility of 40%, and expected dividend yield of zero. The net proceeds from the issuance of the $550k Note, being $500,000 after the original issue discount, were then allocated to the warrants and the convertible note instrument based on their relative fair values, of which $111,479 was allocated to the warrants and $388,521 to the convertible note. The intrinsic value of the embedded conversion feature of the $550k note was then calculated as $161,479. The original issue discount, warrants and embedded conversion feature were recorded as discounts against the carrying value of the $550k Note. The allocation of the proceeds at inception was as follows:

Original issue discount	$50,000
Warrants	111,479
Embedded conversion feature	161,479
Convertible note	227,042

Face value of convertible note	$550,000

The discounts resulting from the original issue discount, warrants and embedded conversion feature are being amortized over the life of the $550k. Amortization expense related to these discounts in the nine months ended September 30, 2016 was $100,187. As of September 30, 2016, the unamortized discount was $222,770. As of September 30, 2016, the $550k note was convertible into 6,875,000 of the Company’s common shares.

F-33

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 5 – NOTES PAYABLE (CONTINUED)

On July 7, 2016, the Company entered into a 10% fixed convertible commitment fee promissory note with an investor with a face value of $50,000 maturing on July 11, 2017 (the “$50k Note”). The $50k note was issued as a commitment fee payable to the ELOC investor in exchange for the investor’s commitment to enter into the ELOC, subject to registration of the shares underlying the ELOC. The $50k Note is convertible into shares of the Company’s common stock at the discretion of the note holder at a fixed price of $0.10 per share. The embedded conversion feature did not have any intrinsic value at issuance. Accordingly, the full face value of $50,000 was allocated to the convertible note instrument. As of September 30, 2016, the $50k Note was convertible into 500,000 of the Company’s common shares.

During the nine months ended September 30, 2016 and 2015, the Company made no repayments on convertible notes. During the nine months ended September 30, 2016 and 2015, the Company recorded interest expense on the above convertible notes totaling $8,849 and $-0-, respectively.

Note Payable – Capital Leases

In March 2015, the Company entered into a new capital equipment finance lease for Ultra Sound equipment with Everbank. There was no interest on this lease. The monthly payment is $1,529 for 60 months ending in March 2020. As of September 30, 2016 and December 31, 2015, the Company owed Everbank $62,689 and $76,450, respectively, pursuant to this capital lease.

During the nine months ended September 30, 2016 and 2015, the Company made payments on capital leases of $13,761 and $10,703, respectively. During the nine months ended September 30, 2016 and 2015, the Company recorded interest expense on the above lease totaling $1,763 and $1,371, respectively.

Future minimum payments to which the Company is obligated pursuant to the capital lease as of December 31, 2015 are as follows:

2016 (October to December)	$4,587
2017	18,348
2018	18,348
2019	18,348
2020	3,058

Total	$62,689

Notes Payable – Bank Loan

The Company signed a 60-month bank loan in November 2012 with Florida Community Bank (“FCB”) and a principal amount of $215,000 with a 4.75% interest rate with monthly payments of $4,033. The note was paid in full during the nine months ended September 30, 2016.

During the nine months ended September 30, 2016 and 2015, the Company made repayments on this bank loan of $84,980 and $32,384, respectively. During the nine months ended September 30, 2016 and 2015, interest expense related to this bank loan was $2,121 and $3,971, respectively.

F-34

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its derivative instruments pursuant to FASB ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date.

Level 3: Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

As of September 30, 2016, the Company's financial instruments consisted of cash, accounts receivable, prepayments, deposits, accounts payable and accrued liabilities, capital leases, amounts due to related party, and convertible debt. The estimated fair values of cash, accounts receivable, prepayments, deposits, accounts payable and accrued liabilities, capital leases, and amounts due to related party approximate their carrying amount due to the short maturity of these instruments.

The Company did not have any assets or liabilities carried at fair value measured on a recurring basis as of September 30, 2016.

NOTE 7 – SHAREHOLDERS’ DEFICIT

Issuance of Common and Preferred Stock

On January 1, 2016, the Company made grants totaling 1,515,000 shares of common stock pursuant to the Company’s 2016 Equity Incentive Plan. The grants are subject to time-based vesting requirements and generally vest a portion upon grant and the balance on a straight-line basis over a period of four years. Shares vested and issued upon grant on January 1, 2016 totaled 600,000. The share grants were valued at $0.05 per share. Total expense recognized during the nine months ended September 30, 2016 related to these grants was $9,090.

On June 1, 2016, the Company issued 900,000 shares of its common stock for payment of services rendered in calendar year 2015. The shares were valued at $0.05 per share or a total of $45,000, of which $33,750 was charged to general and administrative expense during the nine months ended September 30, 2015.

During June 2016, the Company sold 3,980,000 shares of common stock to ten separate investors. The Company received $199,000 in proceeds from the sale. The shares were issued at a share price of $0.05 per share.

During June and July 2016, the Company sold 2,187,500 of common stock to three separate investors. The Company received $175,000 in proceeds from the sale. The shares were issued at a share price of $0.08 per share. The Company also issued a total of 2,187,500 five-year warrants to purchase shares of common stock with an exercise price of $0.10 per share to the investors.

F-35

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 7 – SHAREHOLDERS’ DEFICIT (CONTINUED)

On July 5, 2016, the Company made a grant totaling 37,500 shares of common stock pursuant to the Company’s 2016 Equity Incentive Plan. The grant is subject to time-based vesting requirements and vested a portion upon grant and the balance on a straight-line basis over a period of four years. Shares vested and issued upon grant on July 5, 2016 were 12,500. The share grant was valued at $0.08 per share. Total expense recognized during the nine months ended September 30, 2016 related to this grant was $45.

On July 30, 2016, DMD converted 2,953,640 shares of Series A convertible preferred stock into 2,953,640 shares of common stock. The Company did not receive any proceeds from the conversion.

On July 30, 2016, the Company issued 1,000,000 shares of its common stock for payment of services rendered. The shares were valued at $0.08 per share or a total of $80,000, of which $60,000 was charged to general and administrative expense during the nine months ended September 30, 2016.

Stock Warrants

Transactions involving our stock warrants are summarized as follows:

	2016		2015
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding at beginning of the period	2,000,000	$0.05	---	---
Granted during the period	8,576,389	$0.09	2,000,000	$0.05
Exercised during the period	---		---	---
Terminated during the period	---		---	---
Outstanding at end of the period	10,576,389	$0.08	2,000,000	$0.05
Exercisable at end of the period	10,576,389	$0.08	2,000,000	$0.05

The weighted average remaining life of the warrants is 5.4 years.

On July 7, 2016, the Company issued warrants to purchase 277,778 shares of commons stock at an exercise price of $0.09 and a five-year term, in exchange for services provided. The warrants had a fair value of $7,173 using the Black Scholes pricing model with the following assumptions: risk-free interest rate of 0.97%, expected life of 5 years, volatility of 40%, and expected dividend yield of zero. This amount was recorded to general and administrative expense during the nine months ended September 30, 2016.

Employee Equity Incentive Plan

On January 1, 2016, the Company instituted the 2016 Equity Incentive Plan (the “EIP”) for the purpose of having equity awards available to allow for equity participation by its employees. The EIP allows for the issuance of up to 15,503,680 shares of the Company’s common stock to employees, which may be issued in the form of stock options, stock appreciation rights, or restricted shares. The EIP is governed by the Company’s board, or a committee that may be appointed by the board in the future.

During the nine months ended September 30, 2016, the Company made grants totaling 1,552,500 shares of restricted common stock pursuant to the EIP. The grants are subject to time-based vesting requirements and generally vest a portion upon grant and the balance on a straight-line basis over a period of four years. Shares vested during the nine months ended September 30, 2016 totaled 612,500, leaving 940,000 unvested.

F-36

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 7 – SHAREHOLDERS’ DEFICIT (CONTINUED)

The aggregate grant date fair value of shares granted pursuant to the EIP in the nine months ended September 30, 2016 was $62,100 (net of expected forfeitures). Grants made during 2016 were valued at $0.05 per share, which is the price at which the Company’s common shares were last sold. Total stock based compensation recognized for grants under the EIP was $9,135 during the nine months ended September 30, 2016. Total unrecognized stock compensation related to these grants was $52,935 as of September 30, 2016.

Employee Stock Options

During the nine months ended September 30, 2016, the Company granted a total of 1,600,000 employee stock options to two employees with an exercise price of $0.08 per share and a legal life of 10 years. Of the total grant, 700,000 options vest over time for a period up to four years, and 900,000 vest based on Company performance measures. The aggregate grant date fair value of options granted in the nine months ended September 30, 2016 was $51,120 (net of expected forfeitures). Grant date fair value was calculated using the Black-Scholes pricing model, with the following assumptions: risk-free interest rate of 1.00%, expected life of 10 years, volatility of 40%, and expected dividend yield of zero. Total stock based compensation recognized for stock option grants was $2,396 during the nine months ended September 30, 2016. Total unrecognized stock compensation related to these grants was $48,724 as of September 30, 2016.

Transactions involving our stock options are summarized as follows:

	2016		2015
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding at beginning of the period	---	$ ---	---	---
Granted during the period	1,600,000	$0.08	---	$ ---
Exercised during the period	---		---	---
Terminated during the period	---		---	---
Outstanding at end of the period	1,600,000	$0.08	---	$ ---
Exercisable at end of the period	---	$0.08	---	$ ---

The weighted average remaining life of the options is 10 years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Service contracts

The Company carries various service contracts on its office buildings & certain copier equipment for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

F-37

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

The Company has three real estate leases; two in Naples, Florida and one is Estero, Florida. The Company entered into an operating lease for its main office in Naples, Florida. The lease commenced on August 1, 2013 and expires July 31, 2020. The lease is for a 6901 square-foot space. The base rent for the first full year of the lease term is $251,287 per annum with increases during the period. The Company entered into another operating lease in the same building for an additional 361 square feet space for use of the medical equipment for the same period. The base rent for the first full year of the lease term is $13,140 per annum.

The Company entered into an operating lease in a second location in Estero, Florida. The lease commenced on July 1, 2006 and expired on June 30, 2016, at which time this office was closed. The lease is for 3166 square feet space. The base rent for the term of the lease is $100,679 per annum.

Total lease rental expense for the nine months ended September 30, 2016 and 2015 were $266,021 and $285,970, respectively.

Future minimum lease payments (excluding real estate taxes and maintenance costs) as of September 30, 2016 are as follows:

2016	$66,107
2017	264,427
2018	267,180
2019	273,856
2020	162,055

Total	$1,033,625

Employment/Consulting Agreements

The Company has employment agreements with each of its four physicians. The agreements generally call for a fixed salary at the beginning of the contract with a transaction to performance based pay later in the contract. The contracts expire at various times between 2016 and 2019, with early termination available upon a notice period of 30-90 days during which compensation is paid to the physician but NWC has no further severance obligation. During 2016, DMD retired from practice to focus on his duties as CEO of HLKD.

NOTE 9 – SEGMENT REPORTING

The Company has two reportable segments: NWC and HLKD. NWC is a multi-specialty medical group including OB/GYN (both Obstetrics and Gynecology), and General Practice. The practice’s main office is located in Naples, Florida. HLKD plans to operate an online personal medical information and record archive system, the “HealthLynked Network”, which will enable patients and doctors to keep track of medical information via the Internet in a cloud based system. Patients will complete a detailed online personal medical history including past surgical history, medications, allergies, and family history. Once this information is entered patients and their treating physicians will be able to update the information as needed to provide a comprehensive medical history.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

F-38

HEALTHLYNKED CORPORATION

(FORMERLY KNOWN AS NAPLES WOMEN’S CENTER)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 AND 2015

(UNAUDITED)

NOTE 9 – SEGMENT REPORTING (CONTINUED)

Segment information for the nine months ended September 30, 2016 and 2015 was as follows:

	Nine Months Ended September 30, 2016					Nine Months Ended September 30, 2015
	NWC		HLKD		Total	NWC		HLKD		Total
Revenue
Patient service revenue, net		$1,515,294	$	---	$1,515,294		$1,883,223	$	---		$1,883,223
Medicare incentives		---		---	---		11,760		---		11,760
Total revenue		1,515,294		---	1,515,294		1,894,983		---		1,894,983

Operating Expenses
Salaries and benefits		929,043		205,029	1,134,072		1,013,953		18,846		1,032,799
General and administrative		800,992		344,799	1,145,791		784,165		55,260		839,425
Depreciation and amortization		15,804		---	15,804		13,576		---		13,576
Total Operating Expenses		1,745,839		549,828	2,295,667		1,811,694		74,106		1,885,800

(Loss) Income from operations		$(230,545)		$(549,828)	$(780,373)		$83,289		$(74,106)		$9,183

Other Segment Information
Interest expense		$17,186		$8,967	$26,153		$11,153	$	---		$11,153
Amortization of original issue and debt discounts on convertible notes	$	---		$100,187	$100,187	$	---	$	---	$	---

							As of December 31, 2015
Identifiable assets		$249,390		$366,465	$615,855		$245,268		$247,616		$492,884

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated all activities of the Company through the issuance date of the Company’s interim unaudited condensed consolidated financial statements and concluded that no subsequent events have occurred that would require adjustments or disclosure into the interim unaudited condensed consolidated financial statements.

F-39

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuances and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. None of the following expenses are payable by the selling securityholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$	[____]
Legal fees and expenses		$120,000
Accounting fees and expenses		$50,000
Miscellaneous	$	*
TOTAL	$	*

* Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement.

Item 14. Indemnification of Directors and Officers.

Nevada Revised Statutes (“NRS”) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to, our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NRS would permit indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In September 2014 we entered into a share exchange agreement with Dr. Dent, Dr. Monaco and NWC pursuant to which we issued Dr. Dent and Dr. Monaco an aggregate of 50,000,000 shares of our common stock in exchange for all of their membership interests in NWC. Following this transaction, NWC became our wholly owned subsidiary. We issued Dr. Dent 46,900,000 shares of common stock in exchange for his 67.3% ownership interest in NWC and Dr. Monaco 3,100,000 shares of common stock in exchange for her 32.7% ownership interest in NWC.

Also in September 2014 we issued Dr. Dent 2,953,640 shares of our Series A Preferred Stock as payment for $147,692.40 in deferred compensation for services provided to NWC during the fiscal year ended December 31, 2013. He converted the Series A Preferred Stock into 2,953,640 shares of common stock on July 30, 2016.

In September, October and November 2014 we sold 1,920,000 shares of our common stock to certain accredited investors at a purchase price of $0.05 per share.

In January 2015, we issued 1,200,000 shares of common stock to George O’Leary as compensation for his services.

In January 2015, we issued to Dr. Dent 2,000,000 10-year warrants to purchase common shares at an exercise price of $0.05 per share as compensation for interest accrued on loans made by Dr. Dent to NWC. The warrants had a fair value of $52,847.

In November 2015, we issued 1,000,000 restricted common shares to Delaney Equity Group, LLC based upon our contractual agreement to do so.

II-1

In January 2016, we issued 612,500 shares of common stock as stock grants to our employees.

In June 2016 we sold 3,980,000 shares of our common stock to certain accredited investors at a purchase price of $0.05 per share.

In June 2016 we issued an additional 900,000 shares of common stock to SKS.

In July 2016, we sold 2,187,500 shares of our common stock to certain accredited investors at a purchase price of $0.08 per share and issued 5-year warrants at $0.10 per share.

In July 2016 we issued an additional 1,000,000 to Delaney Equity Group, LLC as per our contractual agreement to do so. We also issued Delaney warrants to purchase 277,778 shares of commons stock at an exercise price of $0.09 and a five-year term, in exchange for services provided.

In July 2016 we raised $550,000 of convertible debt, convertible into common shares at $0.08 per share and issued 5-year warrants with an exercise price of $0.09 per share. The investors were also granted a five-year warrant to purchase 6,111,111 shares of the Company’s common stock at an exercise price of $0.09 per share.

In July 2016, we entered into an Investment Agreement with Iconic Holdings, LLC pursuant to which it agreed to invest up to $3,000,000 to purchase the Company’s common stock, par value of $.0001 per share. The purchase price for such shares shall be 80% of the lowest volume weighted average price of our common stock during the five consecutive trading days prior to the date on which written notice is sent by us to the investor stating the number of shares that the Company is selling to the investor (the “Put Right”), subject to certain discounts and adjustments. We also issued to the investor a warrant to purchase up to 6,111,111 shares of our common stock, at an exercise price of $0.09 per share. The warrants shall expire in five (5) years from the date of issuance and shall have a “cashless” exercise provision. Further, for each fifty thousand dollars ($50,000) that the investor tenders to the Company for the purchase of shares of common stock, the investor will be granted warrants for the purchase of an equivalent number of shares of common stock. The warrants shall expire five (5) years from their respective grant date and shall have an exercise price equal to 130% of the weighted average purchase price for the respective “$50,000 increment.” The warrants also have a “cashless” or “net exercise” provision.

Pursuant to the Investment Agreement, the Company also entered into a Registration Rights Agreement with the investor whereby it agreed to register for resale 21,000,000 shares of the Company’s common stock issuable pursuant to the terms of the Investment Agreement.

In July 2016, we granted a total of 1,600,000 employee stock options our Chief Executive Officer and Chief Financial Officer with an exercise price of $0.08 per share and a legal life of 10 years. Of the total grant, 700,000 options vest over time for a period up to four years, and 900,000 vest based on Company performance measures. The aggregate grant date fair value of options granted in the nine months ended September 30, 2016 was $51,120 (net of expected forfeitures).

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

(b)	Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida on the 9th day of January 2017.

HEALTHLYNKED CORP. (Registrant)

By:	/s/Michael Dent
	Name:	Michael Dent
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael Dent	Chief Executive Officer and Chairman (Principal Executive Officer)	January 9, 2017
Michael Dent

/s/ George O’Leary	Chief Financial Officer, (Principal Accounting Officer), and Director	January 9, 2017
George O’Leary

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Share Exchange Agreement
3.1	Articles of Incorporation
3.2	Amended and Restated Articles of Incorporation
3.3	By-Laws
3.4	Certificate of Designation of Series A Convertible Preferred Stock
5.1*	Opinion of Sichenzia Ross Ference Kesner LLP
10.1	Form of Private Placement Subscription Agreements
10.2	Series A Conversion Notice
10.3	Form of Notes Issued to Dr. Michael Dent
10.4	Form of Warrants Issued to Dr. Michael Dent
10.5	Advisor Consulting Banking Agreement with Delaney Equity Group LLC
10.6	Warrant Agreement with Delaney Equity Group LLC
10.7	Investment Agreement with Iconic Holdings LLC
10.8	Registration Rights Agreement with Iconic Holdings LLC
10.9	Security Agreement with Iconic Holdings LLC
10.10	Form of Intellectual Property Security Agreement with Iconic Holdings LLC
10.11	Secured Note Issued to Iconic Holdings LLC
10.12	Fee Note Issued to Iconic Holdings LLC
10.13	Warrant Issued to Iconic Holdings LLC
10.14+	Form of Employment Agreement with Dr. Michael Dent
10.15+	Form of Employment Agreement with George O’Leary
10.16*	Loan Agreement with Florida Community Bank
10.17+	2016 Equity Incentive Plan
10.18	Form of Warrant Agreement with Investors in July 2016 Private Placement
21.1	List of Subsidiaries
23.1*	Consent of RBSM LLP
23.2*	Consent of Sichenzia Ross Ference Kesner LLP (Included in Exhibit 5.1)

*	To be filed by amendment.
+	Management contract or compensatory plan or arrangement.

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